UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POTBELLY CORPORATION

(Name of Subject Company)

POTBELLY CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

73754Y 100

(CUSIP Number of Class of Securities)

Adiya Dixon

Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

500 W Madison St. Suite 1000

Chicago, Illinois 60661

(312) 951-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Ashley Sinclair

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Potbelly Corporation, a Delaware corporation (the “Company”, “we”, “us” or “our”). The Company’s principal executive offices are located at 500 W Madison St. Suite 1000, Chicago, Illinois 60661 and its telephone number is (312) 951-0600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company. As of September 9, 2025, there were:

•	30,254,705 Shares issued and outstanding;

•	1,237,345 Shares subject to issuance pursuant to outstanding restricted stock units (the “Company RSUs”) granted pursuant to the Company’s 2019 Long-Term Incentive Plan (the “Plan”);

•	1,077,662 Shares subject to issuance pursuant to outstanding performance-based restricted stock units granted pursuant to the Plan (the “Company PSUs”);

•	47,572 Shares subject to issuance pursuant to outstanding and unexercised awards of options granted pursuant to the Plan (the “Company Options”); and

•

727,891 Shares subject to issuance upon exercise of the outstanding warrants to purchase Shares issued pursuant to that certain Securities Purchase Agreement, dated February 9, 2021, between the Company and the purchasers party thereto (the “Company Warrants”).

•	There are no shares of the Company’s preferred stock, par value $0.01 per share, outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above. The Company’s website address is www.potbelly.com. The information on the Company’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Hero Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of RaceTrac, Inc., a Georgia corporation (“Parent” or “RaceTrac”), to purchase, subject to certain conditions, any and all of the outstanding Shares at a price of $17.12 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on September 23, 2025 by Purchaser and Parent (as it may be amended or supplemented from time to time, the “Schedule TO”).

The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on October 22, 2025 (the “Offer Expiration Time,” unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the following conditions, which are described further in Section 15 — “Conditions of the Offer” of the Offer to Purchase:

(i)

that the number of Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (together with any Shares owned by Parent or any of its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”)), represents one more Share than 50% of the total number of Shares outstanding as of the expiration of the Offer at the Offer Expiration Time (the “Minimum Condition”);

(ii)	the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing;

(iii)	the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers) as specified in the Merger Agreement;

(iv)

the Company’s compliance with and performance in all material respects of all obligations, covenants and conditions required to be complied with or performed by it under the Merger Agreement at or prior to the Offer Expiration Time;

(v)

the delivery to Parent and Purchaser by the Company of a certificate signed by an executive officer of the Company, dated as of the date of the Offer Expiration Time, certifying that the conditions in (ii), (iii) and (iv) above have been satisfied;

(vi)

the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), applicable to the Transactions (as defined below);

(vii)

the absence of any law, order, judgment, judicial decision, decree or injunction (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction, prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Offer or the Merger (as defined below); and

(viii)	the Merger Agreement has not been validly terminated in accordance with its terms.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, Purchaser shall consummate the Offer and accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after (and in any event, no later than the first business day after) the Offer Expiration Time (the time of such acceptance, the “Offer Acceptance Time”) and promptly after (and in any event, no later than the second business day after the Offer Acceptance Time) pay for such Shares. As soon as practicable following (but in any event on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Following the consummation of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger will be governed and effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of the Company’s stockholders. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are (i) held by a holder who is entitled to demand appraisal and who has (or for which the “beneficial owner” (as defined in Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who has (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to any such Shares held by such holder (the “Dissenting Company Shares”) or (ii) held by the Company as treasury stock or owned by Parent, Purchaser or any of Parent’s other subsidiaries (including Shares acquired pursuant to the Offer (the “Owned Company Shares”)) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clauses (i) and (ii) above will be cancelled at the Effective Time and will not be exchangeable for the Merger Consideration. The Dissenting Company Shares will entitle their holders only to the rights granted to them under Section 262 of the DGCL. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Offer is made only for Shares and is not made for any Company Equity Awards (as defined below) or any of the Company Warrants. The Merger Agreement provides that:

•

Each Company RSU that is outstanding and vested (but not yet settled) as of immediately prior to the Effective Time, taking into account any acceleration of vesting of any Company RSU that occurs upon the Effective Time (each, a “Vested Company RSU”), will automatically be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company RSU. At the Effective Time, each outstanding Company RSU that is not vested (each, an “Unvested Company RSU”) will, automatically and without any required action on the part of the holder thereof, be cancelled and substituted into the contingent right to receive from Parent or the Surviving Corporation an aggregate amount (without interest) in cash (a “Substituted RSU Cash Award”) equal to the product obtained by multiplying (1) the Merger Consideration by (2) the total number of Shares subject to such Unvested Company RSU.

•

Each Company PSU that is outstanding and unvested as of immediately prior to the Effective Time, will automatically be cancelled and substituted into and will become the contingent right to receive an amount in cash, without interest thereon (but subject to applicable withholding) (a “Substituted PSU Cash Award”), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company PSU, with the achievement of the performance-based vesting metrics applicable to each Company PSU based on the greater of target or actual achievement of the applicable performance metrics, as determined by the Compensation Committee of the board of directors of the Company (the “Board” or the “Board of Directors”) as of the day prior to the Closing Date.

•

Each Company Option that is outstanding, whether vested or unvested as of immediately prior to the Effective Time will automatically be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the total number of Shares subject to such Company Option, by (ii) the excess, if any, of the Merger Consideration over the exercise price of such Company Option, less applicable taxes required to be withheld with respect to such payment.

•

Each of the Company Warrants outstanding and unexercised as of immediately prior to the Effective Time, will automatically be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the total number of Shares underlying such Company Warrant, by (ii) the excess, if any, of the Merger Consideration over the exercise price of such Company Warrant, less applicable taxes required to be withheld with respect to such payment (the “Warrant Consideration”). The holder of such Company Warrant, in lieu of Shares immediately purchasable and receivable upon the exercise of such Company Warrant, will be entitled only to receive the Warrant Consideration in respect of such Company Warrant and will have no other rights pursuant to such holder’s ownership of such Company Warrant.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards,” which is incorporated by reference herein.

According to the Offer to Purchase, the principal office address of Purchaser is located at 200 Galleria Parkway SE, Suite 900, Atlanta, Georgia 30339 and its telephone number is (770) 431-7600. According to the Offer to Purchase, the principal office of Parent is located at 200 Galleria Parkway SE, Suite 900, Atlanta, Georgia 30339, and its telephone number is (770) 431-7600.

For the reasons described below, our Board of Directors (the “Board” or the “Board of Directors”) unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and Its Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Company RSUs for the Chief Executive Officer;

•	the accelerated vesting and payment in respect of Company RSUs with respect to non-employee directors;

•

potential receipt of severance payments, accelerated vesting of Substituted RSU Cash Awards and Substituted PSU Cash Awards, and payment of a prorated 2025 annual bonus, in each case, in the event of a qualifying termination of employment; and

•	the entitlement to indemnification benefits in favor of our directors and executive officers.

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and executive officers, directors and affiliates, please see the information under the heading “Compensation Discussion and Analysis” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 4, 2025, which is hereby incorporated by reference as Exhibit (e)10).

Outstanding Shares Held by Directors and Executive Officers

The following table sets forth (i) the number of Shares beneficially owned as of September 22, 2025, by each of our executive officers and non-employee directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Equity Awards (as defined below), other than shares subject to Vested Company RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Robert D. Wright	784,202	$13,425,538
Steven W. Cirulis	371,028	$6,351,999
Adam Noyes	257,673	$4,411,362
Adiya Dixon	122,763	$2,101,703
Jeffrey Douglas	152,516	$2,611,074
David Daniels	97,930	$1,676,562
Patrick Walsh	9,688	$165,859
Lynnette McKee	4,174	$71,459
Vann Avedisian(1)	760,347	$12,795,271
Joseph Boehm	220,703	$3,812,675
Adrian Butler	79,764	$1,365,560
David Head	137,961	$2,361,892
David Near	141,751	$2,426,777
Dave Pearson	38,888	$665,763
Jill Sutton	61,191	$1,047,590

(1)

Includes (i) 513,163 shares of common stock held by the Vann A. Avedisian Trust, of which Mr. Avedisian is the beneficiary, (ii) 101,585 shares owned by Intrinsic and warrants owned by Intrinsic to purchase 40,710 shares, (iii) 21,514 shares owned directly by Mr. Avedisian and (iv) 83,375 Vested Company RSUs. Mr. Avedisian is the founder and Managing Director of Intrinsic Investment Holdings, LLC (“Intrinsic”) and possesses shared power to vote and dispose of shares owned directly by Intrinsic. Mr. Avedisian disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Treatment of Company Equity Awards in the Merger

The Merger Agreement provides for the following treatment of Company RSUs, Company PSUs and Company Options (collectively, “Company Equity Awards”) held by the Company’s employees and non-employee directors:

Company RSUs. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, (A) each of the Company RSUs that is outstanding and vested (but not yet settled) as of immediately prior to the Effective Time, taking into account any acceleration of vesting of any Company RSU that occurs upon the Effective Time, will automatically be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company RSU and (B) at the Effective Time, each outstanding Unvested Company RSU will, automatically and without any required action on the part of the holder thereof, be cancelled and substituted into the contingent right to receive from Parent or the Surviving Corporation a Substituted RSU Cash Award equal to the product obtained by multiplying (1) the Merger Consideration by (2) the total number of Shares subject to such Unvested Company RSU. Each such Substituted RSU Cash Award will continue to have, and will be subject to, the same vesting terms and conditions as applied to the corresponding Unvested Company RSU immediately prior to the Effective Time, except that each such Substituted RSU Cash Award will accelerate and vest in the event of a termination of the holder’s employment without cause or the holder’s resignation for good reason, in each case, within 24 months following Closing. Additionally, Company RSUs held by our Chief Executive Officer and our non-employee directors will accelerate and vest as of the Effective Time.

Company PSUs. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company PSUs that is outstanding and unvested as of immediately prior to the Effective Time, will automatically be cancelled and substituted into and will become the contingent right to receive a Substituted PSU Cash Award, equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the total number of Shares subject to such Company PSU, with the achievement of the performance-based vesting metrics applicable to each Company PSU based on the greater of target or actual achievement of the applicable performance metrics, as determined by the Compensation Committee of the Board as of the day prior to the Closing Date. Each such Substituted PSU Cash Award will be payable on the last day of the performance period that applied to the corresponding Company PSUs immediately prior to the Effective Time (such date, the “Vesting Date”), subject to the applicable holder’s continued employment or service through the Vesting Date, except that each such Substituted PSU Cash Award will accelerate and vest in the event of a termination of the holder’s employment without cause or the holder’s resignation for good reason, in each case, within 24 months following Closing.

Company Options. Pursuant to the terms of the Merger Agreement, and except as otherwise agreed in writing by the Company, Parent and the holder thereof, each of the Company Options that is outstanding, whether vested or unvested as of immediately prior to the Effective Time will automatically be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon (but subject to applicable withholding), equal to the product obtained by multiplying (i) the total number of Shares subject to such Company Option, by (ii) the excess, if any, of the Merger Consideration over the exercise price of such Company Option, less applicable taxes required to be withheld with respect to such payment.

The table below sets forth, for each of our executive officers and non-employee directors holding unvested Company RSUs and Company PSUs as of September 22, 2025, (i) the aggregate number of Shares subject to such unvested Company RSUs and Company PSUs and (ii) the value of cash amounts payable in respect of such Company RSUs and Company PSUs (with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the applicable performance metrics at maximum) on a pre-tax basis at the closing of the Transactions as described above. None of our executive officers or non-employee directors hold unvested Company Options.

Name of Executive Officer or Director	Number of Shares Subject to Unvested Company RSUs) (#)	Number of Shares Subject to Unvested Company PSUs (at maximum) (#)	Cash Value of Unvested Awards
Robert D. Wright	77,739	367,164	$7,616,739
Steven W. Cirulis	46,442	148,402	$3,335,729
Adam Noyes	137,351	148,402	$4,892,091
Adiya Dixon	33,149	104,694	$2,359,872
Jeffrey Douglas	26,758	82,050	$1,862,793
David Daniels	36,249	113,996	$2,572,194
Patrick Walsh	26,460	80,260	$1,827,046
Lynette McKee	10,681	32,694	$742,580
Vann Avedisian	16,113	—	$275,855
Joseph Boehm	26,123	—	$447,226
Adrian Butler	9,765	—	$167,177
David Head	9,765	—	$167,177
David Near	17,089	—	$292,564
Dave Pearson	10,498	—	$179,726
Jill Sutton	16,113	—	$275,855

Change in Control and Severance Benefits

Each of our executive officers (excluding Ms. McKee) is party to an employment agreement or offer letter that provides certain severance payments and benefits upon a termination of employment by the Company without “cause” or a resignation by the executive officer for “good reason” (each as defined in the applicable agreement). Such severance payments and benefits are subject to the respective executive officer’s execution and non-revocation of a general release of claims and in certain cases, continued compliance with the restrictive covenants set forth in the executive officer’s employment agreement (as further described below).

The severance payments and benefits for each of our executive officers consist of (a) continued base salary for 12 months after the date of termination, (b) 12 months of continued subsidized health and welfare benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and (c) solely in the case for Mr. Wright, (i) a pro-rated bonus based on target performance for the year in which the termination occurs and (ii) (A) accelerated vesting of all outstanding Company RSUs and (B) vesting of all or a portion of outstanding Company PSUs based on applicable performance. The employment agreements for Messrs. Douglas and Cirulis provide that in the event of a qualifying termination that occurs within two years following a change in control, Messrs. Douglas and Cirulis will become entitled to the severance payments and benefits listed in items (a) and (b) above and a prorated bonus based on actual performance for the year in which the termination occurs.

In accordance with the terms of the Merger Agreement, each of our executive officers (excluding Ms. McKee) may enter into an employment agreement or an offer letter amendment pursuant to which (a) the good reason definition will be expanded during the 12 month period after Closing to include a termination or material amendment to the Company’s Distributed Work Policy in effect immediately prior to the date of the Merger Agreement, to the extent such termination or material amendment has a material adverse impact to the employee and (b) the employment agreement or offer letter will include restrictive covenants (if such agreement or offer letter does not include restrictive covenants). As of the date of this Schedule 14D-9, none of our executive officers have entered into such amendment. Prior to the Closing, the Company may also establish a Broad-Based Severance Policy pursuant to which Ms. McKee will be eligible to receive upon (i) a termination without cause or (ii) a resignation during the 12 month period following Closing due to a termination or material amendment to the Company’s Distributed Work Policy in effect immediately prior to the date of the Merger Agreement (to the extent such termination or material amendment has a material adverse impact to the employee), (A) 12 months of continued base salary, (B) 12 months of continued subsidized health and welfare benefits under COBRA and (C) outplacement services.

The descriptions above are qualified in their entirety by reference to the employment agreements and offer letters for our executive officers, which are filed as Exhibits (e)(4) through (e)(9) hereto and incorporated herein by reference.

Prorated Annual Bonus

Pursuant to the terms of the Merger Agreement, with respect to each employee who is a participant in the Company’s annual bonus program (including the executive officers), if the Effective Time occurs prior to the date on which the Company pays annual bonuses for the 2025 calendar year, Parent will pay a bonus to each eligible continuing company employee who remains employed through the payment date based on the greater of (i) target performance or (ii) actual performance for the 2025 calendar year on the date such annual bonus would typically be paid by the Company. In the event that a participant’s employment is terminated without cause or the participant resigns with good reason after the Effective Time and prior to December 31, 2025, the participant will receive, subject to such participant’s execution of a customary release, payment of a prorated portion of such bonus the participant would have otherwise received if the participant had remained employed through December 31, 2025, as described in the preceding sentence, with such proration determined based on the number of days the participant was employed for the 2025 calendar year.

Signing Bonus

The Compensation Committee approved cash bonuses payable to Ms. Dixon in an amount equal to $123,600 and Mr. Cirulis in an amount equal to $151,194, which were payable as soon as practicable after signing the Merger Agreement.

Golden Parachute Compensation — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Transactions

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 28, 2024, filed by the Company with the SEC on April 4, 2025, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “— Arrangements between the Company and its Executive Officers, Directors and Affiliates — Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of September 22, 2025, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purposes of the applicable agreement;

•	the change in control was consummated on September 22, 2025, the latest practicable date prior to the filing of this Schedule 14D-9;

•

each named executive officer experiences a termination of employment without “cause” or resigns for “good reason” (each, a “qualifying termination of employment”) in connection with, or immediately following, the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards, to the extent provided in the applicable agreement, is calculated using the cash Offer Price of $17.12 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below. For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the Transactions and “double trigger” refers to payments and benefits that require the completion of the Transactions and a qualifying termination of employment.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Robert D. Wright	1,415,051	7,572,998	36,000	9,024,049
Steven W. Cirulis	892,112	3,335,746	36,000	4,263,858
Adam Noyes	569,902	4,772,662	36,000	5,378,564
David Daniels	590,797	2,572,212	36,000	3,199,009
Adiya Dixon	714,397	2,359,872	36,000	3,110,269

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table included in our most recent annual report.

(2)

The amounts listed in this column reflect cash severance payments payable upon a qualifying termination of employment, which consists of: (i) continued base salary for 12 months after the date of termination and (ii) payment of a prorated target bonus under the Company’s annual bonus program. The prorated bonus is shown above at target, but pursuant to the Merger Agreement the actual amount paid will be based on the greater of target or actual performance results. Additionally, for Mr. Cirulis and Ms. Dixon the amount reflects a cash bonus equal to $151,194 and $123,600, respectively, which were payable as soon as practicable after signing the Merger Agreement. Other than the signing bonuses provided to Mr. Cirulis and Ms Dixon, all of such payments are “double-trigger.”

(3)

As described in more detail in “— Arrangements between the Company and Its Executive Officers, Directors and Affiliates — Treatment of Company Equity Awards in the Merger” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, with respect to all Unvested Company RSUs, and unvested Company PSUs (with the achievement of the performance-based vesting metrics applicable to each such Company PSU based on achievement of maximum performance) held by such named executive officer as of September 22, 2025, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under “— Treatment of Company Equity Awards in the Merger.” Such Company RSUs and Company PSUs are valued based on the Offer Price in respect of Shares subject to such Company RSUs and Company PSUs on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to such Company RSUs and Company PSUs (with the achievement of the performance-based vesting metrics applicable to each Company PSU based on achievement of the maximum performance). The value of the Company PSUs is shown above at maximum, but pursuant to the Merger Agreement the actual amount paid will be based on the greater of target or actual performance results. All of such payments to each named executive officer other than Mr. Wright are “double-trigger.” Mr. Wright’s Company RSUs are “single trigger” and have a value of $1,287,150 and the remaining value of $6,285,848 with respect to his Company PSUs are “double trigger”.

(4)

The amounts listed in this column reflect the estimated cash value of 12 months of continued subsidized health and welfare benefits under COBRA payable upon a qualifying termination of employment. All of such payments are “double-trigger.”

Potential for Future Arrangements

Although new employment arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that certain executive officers of the Company may enter into new employment or consulting arrangements with the Surviving Corporation.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that, Parent and its subsidiaries will and will cause the Surviving Corporation and its subsidiaries to (i) honor and fulfill, in all respects, the obligations of the Company and its subsidiaries pursuant to the Company’s and its subsidiaries’ organizational documents, and under any indemnification agreements in effect on September 9, 2025, and (ii) cause the organizational documents of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the current or former directors, officers, employees or agents of the Company (the “Indemnified Persons”) that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the subsidiaries of the Company as of September 9, 2025. During the period commencing at the effective time and ending on the sixth anniversary of the effective time, Parent and its subsidiaries will, and Parent will cause the Surviving Corporation to indemnify, to the fullest extent permitted by applicable law, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding to the extent such legal proceeding pertains to (i) an Indemnified Person’s status as a director, officer, employee or agent of the Company or any of its subsidiaries or service in such capacity at another entity at the request of the Company or any of its subsidiaries, (ii) any actions or omissions or alleged actions or omissions in an Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or service in such capacity at another entity at the request of the Company or any of its subsidiaries or (iii) the Transactions. None of Parent, the Surviving Corporation nor any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification may be sought by a current or former director or officer of the Company and its Subsidiaries pursuant to the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such legal proceeding. In addition, (i) the Surviving Corporation will (and Parent will cause the Surviving Corporation to), during the period commencing at the effective time and ending on the sixth anniversary of the effective time, maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the effective time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance, subject to a maximum annual premium of 300% of the amount paid by the Company for coverage for its fiscal year ended December 29, 2024 for D&O Insurance or (ii) prior to the effective time, after prior consultation with Parent, the Company may purchase a six-year prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s existing directors’ and officers’ liability insurance carrier, so long as the cost for such “tail” policy does not exceed 300% of the amount paid by the Company for coverage for its fiscal year ended December 29, 2024.

Section 16 Matters

Pursuant to the Merger Agreement, the Company is permitted to take all such actions prior to the Effective Time as may be reasonably necessary or advisable to cause the Transactions, and any dispositions of equity securities of the Company in connection with the Transactions by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act. The Company expects the Board or a committee thereof will adopt appropriate resolutions for these purposes prior to the Offer Expiration Time.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Effective Time, the Compensation Committee of the Board will take such steps as may be required to cause each employment, compensation, severance or other employee benefit arrangement pursuant to which any consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14-10(d)(2) under the Exchange Act and the instructions thereto and to satisfy the requirements of the nonexclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On September 9, 2025, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made or otherwise and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Tender and Support Agreement

On September 9, 2025, in connection with the execution and delivery of the Merger Agreement, the Company, Parent, Purchaser and directors and executive officers of the Company (each a “Supporting Stockholder”, and collectively, the “Supporting Stockholders”), solely in their capacity as stockholders of the Company, entered into a tender and support agreement (the “Tender and Support Agreement”). The summary of the material provisions of the Tender and Support Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

The representations and warranties in the Tender and Support Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between Parent and the individuals party to the Tender and Support Agreement. The Tender and Support Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.

Confidentiality Agreement

On March 18, 2025, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). The summary of the material provisions of the Confidentiality Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

On September 9, 2025, the Board unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL. Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that stockholders tender their Shares to Purchaser pursuant to the Offer. See “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9.

Background of the Offer and Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation of, or among, the Board of Directors, representatives of the Company, RaceTrac or their respective advisors and other parties.

As part of its ongoing evaluation of the Company’s business, the Board of Directors, together with the Company’s management, regularly reviews the Company’s historical performance, long-term strategic plan, operations, competitive position and future prospects, in addition to ways to enhance stockholder value. These reviews have included, among other things, discussions of organic growth initiatives, acquisitions, dispositions, potential business combination transactions, as well as other strategic opportunities. As part of these reviews, the Board of Directors and Company senior management also monitor developments in the fast casual restaurant space, as well as the opportunities and challenges facing participants in the industry. In connection with this process, the Board of Directors, together with the Company’s senior management and with the assistance of its advisors, has considered from time to time what alternative would offer the best avenue to enhance stockholder value along with the potential benefits and risks of any potential alternative.

In October 2024, members of the Company’s management were introduced to members of RaceTrac’s management at an industry conference and discussed the fast casual restaurant industry in general. RaceTrac’s management did not express an interest in a transaction with Company at this time.

In January 2025, RaceTrac’s management expressed interest in a potential licensing opportunity of the Company’s brand within certain RaceTrac retail locations. In February 2025, RaceTrac’s management sent Company management a draft confidentiality agreement to facilitate discussions regarding a potential licensing transaction with the Company (the “Licensing Confidentiality Agreement”). On February 17, 2025, the Company and RaceTrac executed the Licensing Confidentiality Agreement. Following execution of the Licensing Confidentiality Agreement, Company management sent RaceTrac’s management certain information regarding non-traditional Company restaurant locations.

On February 27, 2025, a representative of BoA Securities, Inc. (“BofA”), RaceTrac’s financial advisor, contacted a member of the Board of Directors to arrange a call between Ms. Natalie Morhous, Chief Executive Officer of RaceTrac, and Mr. Robert Wright, President and Chief Executive Officer of the Company, in order to discuss RaceTrac’s potential interest in a potential transaction involving the Company. On that same date, this member of the Board of Directors contacted Mr. Wright to indicate that he had been contacted by a representative of BofA regarding a potential transaction between the Company and RaceTrac and to confirm Mr. Wright’s participation in a call with Ms. Morhous to be arranged at a later date.

In March 2025, Company management sent RaceTrac’s management information regarding potential development areas for the potential licensing opportunity and participated in a call with RaceTrac’s management regarding this information.

On March 3, 2025, at the request of Ms. Morhous, Mr. Wright, Ms. Morhous, Mr. Steven Cirulis, Senior Vice President, Chief Financial Officer and Chief Strategy Officer of the Company, and Ms. Karla Ahlert, Chief Financial Officer of RaceTrac, held a virtual meeting to discuss RaceTrac’s potential interest in a potential transaction involving the Company.

On March 14, 2025, Mr. Wright and Mr. Cirulis briefed Mr. Joseph Boehm IV, the Chairman of the Board of the Directors, and certain other members of the Board of Directors on their conversation with Ms. Morhous and Ms. Ahlert, noting that RaceTrac had requested that the Company enter into a confidentiality agreement. The members of the Board of the Directors authorized Company management to enter into a confidentiality agreement with RaceTrac in order to provide RaceTrac with certain limited due diligence information that it had requested to further facilitate conversations regarding the potential transaction.

On March 14, 2025, Company management sent RaceTrac a draft confidentiality agreement (the “Transaction Confidentiality Agreement”). On March 18, 2025, the Company entered into the Transaction Confidentiality Agreement with RaceTrac, which contained customary nondisclosure and nonuse provisions, as well as a customary standstill provision containing standard fall-away rights. Following execution of the Transaction Confidentiality Agreement, on March 19, 2025, representatives of RaceTrac sent to Mr. Wright and Mr. Cirulis a priority due diligence request list in order to facilitate RaceTrac’s preparation of a proposal for a potential transaction with the Company.

On March 20, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler & Co. (“Piper Sandler”), the Company’s financial advisor, and Kirkland & Ellis LLP (“Kirkland”), outside legal counsel to the Company, were also in attendance. At that meeting, Mr. Wright explained that RaceTrac had reached out on an unsolicited basis to discuss a potential transaction involving the Company and discussed with the Board of Directors the steps taken since RaceTrac’s outreach to the Company regarding RaceTrac’s interest in a potential transaction with the Company. Representatives of Kirkland then reviewed with the Board of Directors its fiduciary duties under Delaware law and discussed certain legal considerations for the Board of Directors in connection with a potential acquisition transaction, including, among other things, the importance of confidentiality, guidance in responding to unsolicited acquisition inquiries and potential approaches to conducting a market check. Also at that meeting, representatives of Piper Sandler delivered a presentation that outlined market trends in the fast casual restaurant industry, approaches to valuation and a preliminary assessment of various per share prices that RaceTrac may propose in its proposal. Following discussion at the meeting, the Board of Directors determined to continue exploring a potential transaction with RaceTrac in addition to executing the Company’s standalone plan.

On March 21, 2025, representatives of BofA and representatives of Piper Sandler held a call to discuss process and other timing considerations for a potential transaction.

On April 1, 2025, members of the Company’s senior management met with Mr. Boehm and certain other members of the Board of Directors with representatives of each of Piper Sandler and Kirkland also in attendance. Members of the Company’s senior management and representatives of Piper Sandler reviewed with the members of the Board of Directors the Company’s responses to RaceTrac’s priority due diligence request list, including RaceTrac’s request for the Company’s five-year financial projections. Members of the Company’s senior management and representatives of Piper Sandler reviewed with the members of the Board of Directors financial projections for the Company on a stand-alone basis for fiscal years 2025 through 2029 (the “Preliminary Financial Projections”), which management of the Company maintained in the ordinary course of reviewing and assessing the Company’s performance and had been previously shared with and reviewed by the Board of Directors, including the key metrics therein, the assumptions made, as well as the near- and long-term trends relating to such metrics (for additional information with respect to the Preliminary Financial Projections, see the section of this Schedule 14D-9 entitled “Item 4 — The Solicitation or Recommendation — Certain Unaudited Forecasted Financial Information”).

On April 2, 2025, the Board of Directors approved by unanimous written consent the provision to RaceTrac of the Preliminary Financial Projections and the use of the Preliminary Financial Projections by Piper Sandler in connection with its financial analysis of potential proposals from RaceTrac.

On April 4, 2025, RaceTrac and its advisors were provided with access to a virtual data room containing limited financial due diligence information regarding the Company, including the Preliminary Financial Projections.

On April 5, 2025, RaceTrac’s management sent Company management positive feedback on the March 2025 call regarding the potential licensing opportunity.

On April 9, 2025, the Board of Directors formally engaged Piper Sandler as the Company’s financial advisor in connection with a potential acquisition transaction. The Board of Directors selected Piper Sandler as its financial advisor based on Piper Sandler’s qualifications, expertise and reputation and its familiarity with and knowledge of the industries in which the Company operates.

On April 14 and 15, 2025, representatives of BofA sent representatives of Piper Sandler additional questions regarding the due diligence materials provided by the Company in the virtual data room.

On April 18, 2025, members of the Company’s senior management, representatives of Piper Sandler, representatives of RaceTrac and representatives of BofA participated in a diligence call to discuss the financial due diligence information provided to RaceTrac and its advisors.

On May 8, 2025, representatives of BofA called representatives of Piper Sandler to convey that diligence had been progressing well and that RaceTrac’s board of directors would be meeting the following week regarding a potential offer for a transaction with the Company.

On May 12, 2025, Ms. Morhous called Mr. Wright to inform Mr. Wright that RaceTrac’s board of directors would be meeting on May 13, 2025, to discuss RaceTrac’s interest in pursuing a potential transaction with the Company. Ms. Morhous also explained to Mr. Wright that she anticipated providing a formal proposal to acquire the Company following RaceTrac’s May 13, 2025 board of directors meeting.

On May 15, 2025, representatives of BofA sent representatives of Piper Sandler a preliminary, non-binding proposal to acquire all Shares for $13.50 per share in cash (the “May Offer”). The May Offer was subject to an eight-week exclusivity period, requested a six-week timeline for RaceTrac to complete its due diligence review of the Company and indicated that there would be no financing contingency in the definitive transaction agreement as the acquisition would be funded using cash on hand and existing debt facilities. Representatives of Piper Sandler promptly shared the May Offer with senior management of the Company, who subsequently shared the May Offer with the Board of Directors.

On May 16, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. At that meeting, representatives of Kirkland reviewed with the Board of Directors its fiduciary duties in connection with evaluating the May Offer. Also at that meeting, representatives from Piper Sandler delivered a presentation that outlined, among other things, Piper Sandler’s preliminary financial analysis of the May Offer and strategic alternatives available to the Company, including remaining as a standalone company or evaluating a sale of the Company. After discussion at that meeting, the Board of Directors determined to decline the May Offer because the Board of Directors believed that it undervalued the Company in light of the Company’s projected financial performance outlined in the Preliminary Financial Projections and that the value that the Company could create on a standalone basis would exceed the implied value in the May Offer and to continue to engage with RaceTrac to determine if RaceTrac could increase its offer price. That same day, representatives of Piper Sandler contacted representatives of BofA and indicated that the Board of Directors was unwilling to transact at the offer price in the May Offer as it undervalued the Company but would be willing to engage in additional discussions to determine if RaceTrac could increase its offer price.

On May 20, 2025 representatives of BofA contacted representatives of Piper Sandler and requested a counterproposal from the Company. The representatives of Piper Sandler noted that the Board of Directors believed that the current offer was insufficient and that the Board of Directors was unwilling to transact at the offer price in the May Offer. Representatives of Piper Sandler then informed the Company’s management of the outreach from the representatives of BofA, who then subsequently informed the Board of Directors.

On May 29, 2025, representatives of BofA contacted representatives of Piper Sandler to discuss the Company’s response to the May Offer. Representatives of Piper Sandler reiterated that RaceTrac would need to improve its offer price before the Board of Directors would consider providing a response to the May Offer. Representatives of Piper Sandler then informed the Company’s management of the outreach from the representatives of BofA, who then subsequently informed the Board of Directors.

On June 13, 2025, Company management contacted RaceTrac’s management to inquire on the status of the potential licensing opportunity. RaceTrac’s management reiterated the positive feedback that was previously provided to Company management. Company management and RaceTrac’s management did not further discuss the potential licensing opportunity following this outreach.

On June 14, 2025, Mr. Wright and Ms. Morhous held a call to discuss the potential transaction, during which Mr. Wright reiterated the Board of Director’s willingness to consider another offer and stated that the Company would not provide a counterproposal to the May Offer. Mr. Wright reiterated the Board of Directors’ belief that the May Offer undervalued the Company in light of the Company’s projected financial performance.

On June 23, 2025, representatives of BofA contacted representatives of Piper Sandler to convey that RaceTrac was continuing to evaluate whether it could increase its offer price to acquire the Company.

In early July 2025, Mr. Wright discussed with Mr. Boehm and certain other members of the Board of Directors the possibility of a revised offer from RaceTrac. The members of the Board of Directors authorized Company management and its advisors to provide RaceTrac with the Company’s preliminary financial results for its recently completed second fiscal quarter for fiscal year 2025 in order to further demonstrate the Company’s recent strong financial performance and support the Board of Directors’ request for a higher offer price from RaceTrac.

Also in early July 2025, Mr. Wright and Ms. Morhous held additional calls regarding RaceTrac’s interest in a potential transaction with the Company. Ms. Morhous indicated that the board of directors of RaceTrac planned to hold a meeting to discuss the potential transaction with the Company. In response, Mr. Wright verbally informed Ms. Morhous of the Company’s preliminary financial results for its recently completed second fiscal quarter for fiscal year 2025.

On July 12, 2025, at the Company’s direction, representatives of Piper Sandler provided to representatives of BofA certain preliminary financial information relating to the Company’s recently completed second fiscal quarter for fiscal year 2025.

On July 12, 2025, Mr. Wright and Ms. Morhous held a call to discuss the potential transaction, during which Mr. Wright reiterated the Company’s recent strong performance in its second fiscal quarter for fiscal year 2025 and that such performance should be considered by RaceTrac in any subsequent offer that it decides to submit.

On July 17, 2025, representatives of BofA sent representatives of Piper Sandler a revised non-binding proposal to acquire all Shares for $16.35 per share in cash (the “July 17 Offer”). The July 17 Offer was subject to a six-week exclusivity period, requested a six-week timeline for RaceTrac to complete its due diligence review of the Company and reiterated that there would be no financing contingency in the definitive transaction agreement as the acquisition would be funded using cash on hand and existing debt facilities. Representatives of Piper Sandler promptly shared the July 17 Offer with senior management of the Company, who subsequently shared the July 17 Offer with the Board of Directors.

On July 18, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. At that meeting, Mr. Wright reviewed with the Board of Directors the July 17 Offer and recent discussions with RaceTrac following the May Offer. Also at that meeting, representatives from Piper Sandler delivered a presentation that, among other things, summarized the enterprise value/last twelve month earnings before interest, taxes, depreciation and amortization trading multiples in selected precedent transactions, provided an analysis of the premiums paid in selected precedent transactions and outlined Piper Sandler’s preliminary financial analysis of the July 17 Offer based on the Preliminary Financial Projections. Representatives of Kirkland reminded the Board of Directors of their fiduciary duties in evaluating the July 17 Offer and considering RaceTrac’s request for exclusivity and discussed certain other legal matters. The Board of Directors considered the Company’s projected financial performance and the potential risks of providing RaceTrac with exclusivity if the Board of Directors determined to pursue other strategic alternatives. After discussion at that meeting, the Board of Directors authorized Mr. Wright to inform Ms. Morhous that the July 17 Offer continued to undervalue the Company.

On July 22, 2025, Mr. Wright discussed with Mr. Boehm and certain other members of the Board of Directors Mr. Wright’s response to the July 17 Offer. The members of the Board of Directors expressed support for Mr. Wright to deliver to RaceTrac the Board of Director’s view that the July 17 Offer was insufficient.

On July 23, 2025, Ms. Morhous and Mr. Wright met by telephone during which Ms. Morhous reiterated RaceTrac’s desire to acquire the Company for $16.35 per Share. Mr. Wright reiterated the view of the Board of Directors that the July 17 Offer undervalued the Company and expressed that the Board remained confident in the Company’s ability to create more value for stockholders on a standalone basis.

On July 28, 2025, Ms. Morhous and Mr. Wright again met by telephone to further discuss RaceTrac’s desire to acquire the Company. Ms. Morhous emphasized the importance to RaceTrac of the Company providing a formal counterproposal to RaceTrac’s July 17 Offer to acquire the Company for $16.35 per Share, and conveyed that she did not believe that RaceTrac would be able to increase its offer above $17.12 per Share. Ms. Morhous also indicated to Mr. Wright that RaceTrac would require a customary non-solicitation provision and a termination fee of 3.5% of the transaction’s equity value in the definitive agreement providing for a transaction, and reiterated RaceTrac’s desire for the Company to agree to a period of exclusivity with RaceTrac.

Also on July 28, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. At that meeting, Mr. Wright provided the Board of Directors with an update on the conversation with Ms. Morhous earlier that same day. The Board of Directors discussed potential responses to the July 17 Offer, including whether to conduct a pre-signing market check or provide RaceTrac with exclusivity. Following discussion with its advisors, the Board of Directors agreed that there was a low likelihood that a pre-signing market check would uncover a credible alternative acquiror with the ability to provide a compelling offer, that there was a high risk for leaks in conducting such a market check and that there was a strong possibility that RaceTrac would no longer be interested in pursuing a transaction with Company if the Company were to insist on an ability to conduct a pre-signing market check. Representatives of Kirkland also discussed the Board of Directors’ fiduciary duties in engaging further with RaceTrac, including with respect to the determination as to whether to conduct a pre-signing market check and in regards to the request from RaceTrac for a termination fee of 3.5% of the transaction’s equity value. Following discussion at that meeting, the Board of Directors determined to submit a counterproposal to RaceTrac, in which RaceTrac would acquire all Shares for $18.00 per share in cash (the “July Counterproposal”), subject to a four-week exclusivity period, a four-week timeline for RaceTrac to complete its due diligence review of the Company and an obligation for RaceTrac to reimburse the Company for its expenses related to pursuing the potential transaction in the event RaceTrac determined to cease its pursuit of the potential transaction or, prior to executing a definitive transaction agreement, proposed any material change to the terms of the July Counterproposal. The July Counterproposal did not respond to Ms. Morhous’ request for a termination fee of 3.5% of the transaction’s equity value or a customary non-solicitation provision in the definitive transaction agreement as the Board of Directors believed that it was appropriate to insist on a termination fee of approximately 3% of the transaction’s equity value and the Company’s ability to conduct a post-signing market check. The Board of Directors determined that the July Counterproposal represented an attractive valuation relative to the Company’s projected performance in the Preliminary Financial Projections and that it would provide the Company’s stockholders with immediate value and liquidity without exposure to business, economic and other risks inherent in remaining a standalone company. The Board of Directors also authorized Mr. Wright and representatives of Piper Sandler to relay this message, along with the July Counterproposal, to representatives of BofA and RaceTrac on behalf of the Company.

Also on July 28, 2025, Mr. Wright held a call with Ms. Morhous to inform her that the Board of Directors had authorized management to deliver a counterproposal to RaceTrac and that representatives of Piper Sandler would send the counterproposal to representatives of BofA.

On July 29, 2025, representatives of Piper Sandler sent representatives of BofA the July Counterproposal.

On July 30, 2025, Ms. Morhous contacted Mr. Wright to indicate that RaceTrac would send a response to the July Counterproposal that would provide for a transaction with the Company at $17.12 per Share in cash. Ms. Morhous reiterated that this offer price represented RaceTrac’s final offer price and the requests for a customary non-solicitation provision and a termination fee of 3.5% of the transaction’s equity value in the definitive transaction agreement. Mr. Wright responded that the Board of Directors’ and its legal advisors’ view was that an appropriate termination fee would be approximately 3% of the transaction’s equity value and that the Board of Directors believed it would be appropriate for the Company to be permitted to conduct a post-signing market check.

On July 30, 2025, representatives of BofA sent representatives of Piper Sandler a revised non-binding proposal to acquire all Shares for $17.12 per share in cash (the “July 30 Offer”). BofA indicated that the July 30 Offer was RaceTrac’s “best and final” offer. The July 30 Offer was subject to a five-week exclusivity period, requested a five-week timeline for RaceTrac to complete its due diligence review of the Company, reiterated that there would be no financing contingency in the definitive transaction agreement, and included a requirement that the Company agree to include a non-solicitation provision, subject to a customary fiduciary exception, with a Company termination fee equal to 3.5% of the transaction’s equity value in the definitive agreement providing for a transaction. The July 30 Offer expressly rejected the Company’s request for expense reimbursement in the July Counterproposal. Representatives of Piper Sandler promptly shared the July 30 Offer with senior management of the Company, who subsequently shared the July 30 Offer with the Board of Directors.

On July 31, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. At that meeting, Mr. Wright reminded the Board of RaceTrac’s previous offer history and reviewed the July 30 Offer and noted his belief that the July 30 Offer represented the maximum offer price RaceTrac would be willing to pay. Mr. Wright also discussed RaceTrac’s request for a Company termination fee of 3.5% of the transaction’s equity value and that Ms. Morhous had rejected a Company termination fee of 3% of the transaction’s equity value. Representatives of Piper Sandler also delivered a presentation that outlined, among other things, Piper Sandler’s preliminary financial analysis of the July 30 Offer. The Board of Directors discussed and considered the non-solicitation and exclusivity request in the July 30 Offer and whether to conduct a market check (including through a “go-shop” provision in the definitive transaction agreement). Representatives of Piper Sandler provided the Board of Directors with an overview of other potential financial sponsor and strategic acquirors and explained that most of the potential financial sponsor counterparties are focused on “asset-light” franchise businesses and most of the potential strategic counterparties would not have an interest in pursuing a transaction with the Company in the near-term. Following discussion, the Board expressed its belief that there was no credible alternative acquiror likely to offer similar or better terms than the July 30 Offer in the near future. Representatives of Kirkland discussed certain legal matters with the Board, including a review of the Board’s fiduciary duties in connection with responding to the July 30 Offer. Following discussion at the meeting, the Board of Directors determined to accept the July 30 Offer, including the requests for a non-solicitation provision in the definitive transaction agreement, the Company termination fee of 3.5% of transaction equity value and exclusivity, and authorized Company management and its advisors to prepare a formal response to the July 30 Offer to RaceTrac accepting these terms and to negotiate the terms of an exclusivity agreement, a draft of which had previously been provided to the Board of Directors and reviewed by representatives of Kirkland during the meeting.

On August 1, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. The Board of Directors reviewed the Company’s written response to the July 30 Offer. At that meeting, Mr. Wright reminded the Board of Directors of RaceTrac’s continued request for exclusivity and a non-solicitation provision in the definitive transaction agreement. Following discussion, the Board of Directors authorized the Company’s management and advisors to send RaceTrac the formal response to the July 30 Offer prepared by the Company, which accepted RaceTrac’s requests for a non-solicitation provision and a Company termination fee of 3.5% of the transaction’s equity value and indicated the Company’s acceptance of RaceTrac’s request for pre-signing exclusivity, the terms of which would be contained in a separate exclusivity agreement, and a request that Kirkland prepare the initial draft Merger Agreement.

Also on August 1, 2025, Mr. Wright called Ms. Morhous to inform Ms. Morhous of the Board of Directors decision to proceed with the July 30 Offer and the requests that representatives of Kirkland would share with RaceTrac’s advisors a separate exclusivity agreement and prepare the initial draft Merger Agreement.

Between August 1, 2025 and August 2, 2025, representatives of Piper Sandler and representatives of BofA exchanged minor revisions to the July 30 Offer, including a request for Kirkland to prepare the initial draft Merger Agreement and to remove the terms of the exclusivity period, which were instead included in the draft exclusivity agreement that representatives of Kirkland sent to representatives of Kilpatrick Townsend & Stockton LLP (“Kilpatrick”), outside legal counsel to RaceTrac, on August 2, 2025. On August 2, 2025, representatives of BofA sent representatives of Piper Sandler and Kirkland a signed copy of RaceTrac’s revised July 30 Offer.

On August 2, 2025, the Company and RaceTrac executed the exclusivity agreement, which provided RaceTrac with a five-week exclusivity period and the Company with a right to immediately terminate the exclusivity period in the event RaceTrac proposed any material changes to the terms set forth in the revised July 30 Offer.

On August 5, 2025, representatives of BofA contacted representatives of Piper Sandler to discuss RaceTrac’s due diligence process. On that same date, representatives of BofA provided representatives of Piper Sandler with a confirmatory due diligence request list. Also on that same date, representatives of Kirkland held a call with representatives of Kilpatrick to discuss legal aspects of the transaction process, including drafting of the Merger Agreement. Representatives of Kilpatrick indicated that RaceTrac preferred to utilize a two-step transaction structure comprised of a tender offer and a subsequent back-end merger pursuant to DGCL 251(h).

On August 8, 2025, representatives of RaceTrac and its advisors were provided with access to a new virtual data room containing confirmatory and other due diligence information regarding the Company. From August 8, 2025 through the date of the Merger Agreement, RaceTrac and its advisors were provided with additional due diligence information regarding the Company in the virtual data room. Thereafter and through the date of the Merger Agreement, RaceTrac engaged in an extensive review of the new virtual data room.

Between August 12, 2025 through August 29, 2025, representatives of RaceTrac and its advisors participated in numerous diligence calls with members of the Company’s management and its advisors regarding business operations, finance, accounting, tax, human resources, information technology, marketing, franchise operations and general legal matters.

Also on August 13, 2025, the Compensation Committee of the Board of Directors (the “Compensation Committee”) held a special meeting by videoconference. Members of the Company’s senior management, representatives of Kirkland and representatives of F.W. Cook & Co. (“FW Cook”), the Company’s external executive compensation consultant, were also in attendance. At the meeting, the Compensation Committee discussed various employee and compensation related matters in the initial draft Merger Agreement. Representatives of FW Cook delivered a presentation on treatment of the Company’s equity awards in the transaction and the Company’s severance program. Following discussion, the Compensation Committee provided instruction to the representatives of Kirkland on the various employee and compensation related matters to be included in the initial draft Merger Agreement, including potential exceptions to the employee and labor related interim operating covenants that would be included in the Company disclosure letter.

On August 13, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. Representatives of Kirkland delivered a comprehensive presentation on the initial draft Merger Agreement to be sent to RaceTrac, which contemplated, among other things, (i) the two-step transaction structure requested by RaceTrac, (ii) customary closing conditions, (iii) a non-solicitation provision with a customary fiduciary exception that permitted the Board of Directors to change its recommendation to the Company’s stockholders with respect to the transaction or the Company to terminate the Merger Agreement under certain circumstances in connection with a “superior proposal” or an “intervening event”, (iv) a “hell or high water” regulatory efforts covenant, (iv) all Company equity awards to be accelerated and cashed out at the $17.12 per Share offer price and (v) a Company termination fee of 3.5% of the transaction’s equity value. Members of the Company’s senior management also reviewed with the Board of Directors updates to the Preliminary Financial Projections, which updates incorporated the Company’s actual results for the Company’s second fiscal quarter for fiscal year 2025 and other minor updates to management’s estimates for fiscal years 2026 through 2029 (the “Updated Financial Projections”). Following discussion at the meeting, the Board authorized and instructed the Company’s management and its advisors to circulate and negotiate the draft Merger Agreement to RaceTrac and its advisors.

On August 15, 2025, the Board approved by unanimous written consent the use of the Updated Financial Projections by Piper Sandler in connection with its financial analysis of the Transactions and the provision of the Updated Financial Projections to RaceTrac and its advisors.

On August 15, 2025, Piper Sandler submitted a relationship disclosure letter, which was dated as of August 15, 2025, to representatives of Kirkland, who shared the relationship disclosure letter with the Company on August 15, 2025, who then subsequently submitted the relationship disclosure letter to the Board of Directors on August 18, 2025. The relationship disclosure letter indicated that there were no relationships requiring disclosure between Piper Sandler and the Company, RaceTrac and/or their affiliates and any related parties holding an ownership interest of 10% or more in either of the Company or RaceTrac.

On August 16, 2025, the initial draft Merger Agreement was provided to RaceTrac and its advisors in the new virtual data room.

On August 25, 2025, representatives of Kirkland sent representatives of Kilpatrick a draft of exceptions to the employee and labor related interim operating covenants in the Merger Agreement which reflected the guidance received from the Compensation Committee.

On August 26, 2025, representatives and RaceTrac and its advisors were provided access to the Updated Financial Projections in the new virtual data room.

On August 28, 2025, representatives of Kilpatrick sent representatives of Kirkland a revised draft of the Merger Agreement. The draft, among other things, (i) requested that the Company’s officers and directors enter into a tender and support agreement concurrently with signing of the Merger Agreement, (ii) inserted (A) an interim operating covenant prohibiting the Company from having less than a $3 million cash balance, (B) delivery of a pre-closing estimate of the Company’s cash balance and (C) a closing condition which entitled RaceTrac to refuse to close the Merger if the Company had a cash balance of less than $15 million or if its net working capital was less than $0, (iii) provided that only vested Company RSUs and Company PSUs would be cashed at the $17.12 per Share offer price and that unvested Company RSUs and Company PSUs would be converted into cash awards that vest on their original schedule subject to accelerated vesting in the event of a termination without cause or resignation for good reason and other changes to the covenants providing for maintenance of the Company’s employee benefits following the closing of the Merger and (iv) included an anti-“hell or high water” regulatory efforts standard that did not require RaceTrac to enter into any litigation to consummate the Transactions, make any changes to its existing business or offer or accept any restrictions on its business or its affiliates’ business, other than divestitures of Company assets, subject to a materiality qualifier that would not require RaceTrac to accept restrictions that would be material to the Company and its subsidiaries, including with respect to the number of Company owned restaurants or revenue to be generated by the Company and its subsidiaries. Kilpatrick’s draft Merger Agreement also noted that the Company’s fully diluted outstanding share count was higher than RaceTrac anticipated when it made the July 30 Offer and suggested multiple avenues to bridge the valuation gap, which included, among others, changes to executive compensation and treatment and terms of the Company’s existing equity awards.

On August 29, 2025, representatives of Kirkland and representatives of Kilpatrick held a call to discuss Kilpatrick’s draft of the Merger Agreement, including the Company’s positions on the interim operating covenants and closing condition related to the Company’s cash balance and net working capital and the treatment of the Company’s equity awards and covenants providing for maintenance of the Company’s employee benefits following the closing of the Merger.

On August 30, 2025 and August 31, 2025, Mr. Wright and Ms. Morhous (along with Mr. Cirulis, Ms. Ahlert and Mr. AJ Siccardi, President of Metroplex Energy, a subsidiary of RaceTrac, on August 31) held calls to discuss open items in the draft Merger Agreement, including with respect to RaceTrac’s request for a minimum cash balance and net working capital requirements and other diligence matters.

On September 2, 2025, representatives of Kilpatrick sent representatives of Kirkland a revised draft of the exceptions to the employee and labor related interim operating covenants in the Merger Agreement.

On September 4, 2025, Mr. Wright and Ms. Morhous held a call during which Ms. Morhous confirmed that RaceTrac had developed a potential resolution to the valuation gap, which involved certain Company restructuring transactions immediately prior to, but conditioned upon, the closing of the Merger, in order to facilitate RaceTrac’s desired post-closing organizational structure. Ms. Morhous also noted that an extension of the exclusivity period would likely be necessary in order for RaceTrac to complete its due diligence and for the parties to finalize the transaction documents.

On September 4, 2025, representatives of Kirkland sent representatives of Kilpatrick a revised draft of the Merger Agreement. The draft, among other things, rejected the interim operating covenant and closing condition related to the Company’s cash balance and net working capital, accepted the treatment of the Company’s equity awards in Kilpatrick’s prior draft, clarified the anti-“hell or high water” regulatory efforts standard with respect to the materiality qualifier that limited RaceTrac’s requirements to engage in divestitures of Company assets and RaceTrac’s obligation to offer remedies in order to obtain regulatory approvals and proposed a 6-month outside date subject to one automatic 4-month extension if regulatory approvals had not been obtained by the end of the initial 6-month period.

On September 5, 2025, Mr. Wright and Ms. Morhous held a call to discuss open items in the transaction documents, particularly with respect to compensation and employee matters. Mr. Wright and Ms. Morhous reached agreement on the open points relating to compensation and employee matters, including certain restrictions on the Company’s ability to increase employee compensation and benefits during the interim period between signing and closing of the transaction and other open points in the draft of potential exceptions to the employee and labor related interim operating covenants in the Merger Agreement. .

Also on September 5, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of Piper Sandler were also in attendance. Members of the Company’s senior management updated the Board of Directors on the negotiations between RaceTrac and the Company. Mr. Wright noted that RaceTrac expressed that an extension of the exclusivity period would likely be necessary to complete its due diligence and negotiation of the Merger Agreement. Representatives of Piper Sandler stated that Piper Sandler’s prior assessment of expected outcomes of a market check had not changed. Following discussion with its advisors, the Board of Directors determined to continue negotiations with RaceTrac and authorized Company management to extend the exclusivity period for a reasonable duration in the event RaceTrac formally requested an extension.

Also on September 5, 2025, Mr. Wright and Ms. Morhous held a call to discuss timing for the parties to finalize the transaction documents and seek final approval from their respective board of directors. Mr. Wright and Ms. Morhous aligned on timeline to execute the transaction documents on September 9, 2025, and Mr. Wright indicated the Board of Directors’ willingness to extend the exclusivity period to accommodate this timeline.

Also on September 5, 2025, representatives of Kirkland and representatives of Kilpatrick held a call to discuss the implementation of the resolution for the open items in the transaction documents.

Also on September 5, 2025, representatives of Kilpatrick sent representatives of Kirkland revised drafts of the Merger Agreement and the exceptions to the employee and labor related interim operating covenants in the Merger Agreement. The revised draft of the Merger Agreement, among other things, no longer included the interim operating covenant and closing condition related to the Company’s cash balance and net working capital, accepted the changes to the anti-“hell or high water” regulatory efforts standard in Kirkland’s prior draft of the Merger Agreement, accepted the proposal for the outside date in Kirkland’s prior draft, included other changes to the covenants providing for maintenance of the Company’s employee benefits following the closing of the Merger and included a covenant requiring the Company’s cooperation in connection with RaceTrac’s post-signing efforts to implement a tax-advantageous transaction structure.

Also on September 5, 2025, representatives of Kilpatrick sent representatives of Kirkland an exclusivity extension letter amendment to extend the exclusivity period to 11:59 p.m. on September 10, 2025 from its original expiration date of 11:59 p.m. on September 8, 2025.

On September 6, 2025, representatives of Kirkland sent representatives of Kilpatrick an initial draft of the Company disclosure letter. Between September 6 and September 9, 2025, representatives of Kirkland and representatives of Kilpatrick exchanged multiple drafts of the Company disclosure letter.

Also on September 6, 2025, representatives of Kilpatrick sent representatives of Kirkland an initial draft of the tender and support agreement.

Also on September 6, 2025, representatives of Kirkland and representatives of Kilpatrick held a call to discuss open items in Kilpatrick’s revised draft of the Merger Agreement, particularly with respect to the covenant requiring the Company’s cooperation in connection with RaceTrac’s post-signing efforts to implement a tax-advantageous transaction structure. Following this call, representatives of Kilpatrick sent representatives of Kirkland a revised draft of the Merger Agreement which included, among other things, additional changes to certain tax-related representations and warranties and the post-signing tax transaction structure implementation cooperation covenant.

On September 7, 2025, representatives of Kirkland sent representatives of Kilpatrick a revised draft of the exclusivity extension letter amendment which extended the exclusivity period to 11:59 p.m. on September 9, 2025. The Company and RaceTrac executed the exclusivity extension letter amendment on September 7, 2025.

Also on September 8, 2025, representatives of Kilpatrick sent representatives of Kirkland additional changes to the tax-related representations and warranties and the post-signing tax transaction structure implementation cooperation covenant in the Merger Agreement.

Also on September 8, 2025, representatives of Kirkland sent representatives of Kilpatrick a revised draft of the tender and support agreement.

Also on September 8, 2025, representatives of each of RaceTrac’s advisors and the Company’s advisors and members of management of each of RaceTrac and the Company participated in a diligence call regarding the Company’s business operations, information technology, privacy, human resources, intellectual property and tax matters.

On September 9, 2025, representatives of Kirkland and representatives of Kilpatrick, and representatives of the Company’s and RaceTrac’s management, held a call to discuss the remaining open items in the Company’s disclosure letter.

Also on September 9, 2025, representatives of Kirkland and representatives of Kirkland exchanged revised multiple drafts of the Merger Agreement, the Company disclosure letter and other transaction-related documents.

Also on September 9, 2025, the Board of Directors held a special meeting by videoconference. Members of the Company’s senior management and representatives of each of Piper Sandler and Kirkland were also in attendance. The proposed final form of the Merger Agreement was provided to the Board of Directors in advance of the meeting. Representatives of Kirkland provided an update on the final terms of the Merger Agreement, including a comprehensive review of the resolution of key terms, including, among other things, various employee matters, the anti-“hell or high water” regulatory efforts standard and the conditions to closing, as well as a comprehensive review of the tender and support agreement.

Also at that meeting, representatives of Piper Sandler reviewed with the Board of Directors its financial analysis of the Offer Price to be paid to the Company’s stockholders pursuant to the Merger Agreement, and rendered its opinion to the Board of Directors to the effect that, as of September 9, 2025, and based upon and subject to the various qualifications and assumptions as described in its opinion, the Offer Price to be paid to holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Shares held in treasury of the Company, owned by RaceTrac or owned by a Company stockholder who has properly exercised statutory appraisal rights under Delaware law in respect of such Shares). Piper Sandler’s opinion is more fully described in the section of this Schedule 14D-9 entitled “Item 4 — The Solicitation or Recommendation — Opinion of Piper Sandler & Co.”

Later that same night on September 9, 2025, following discussion and consideration of the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the factors described in the section entitled “Item 4 — The Solicitation or Recommendation — Reasons for Recommendation”), the members of the Board of Directors, by unanimous written consent: (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL.

Later that same night on September 9, 2025, the Company and RaceTrac executed and delivered the Merger Agreement. Also that same night on September 9, 2025, the Company, RaceTrac, Purchaser and certain officers and directors of the Company executed and delivered the tender and support agreement.

On the morning of September 10, 2025, prior to the commencement of trading of Company Common Stock on the Nasdaq, the Company issued a press release announcing the Offer and the Merger.

Reasons for Recommendation

The Board of Directors has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and representatives of each of the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Board of Directors has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL. Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Board of Directors considered each of the following factors and reasons, among others, when reaching its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

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Attractive Price. The Board of Directors concluded that the consideration per Share of $17.12 represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares and other factors, including:

•

the market performance of the Company common stock relative to those of other participants in the industry and general market indices, and the fact that the Offer Price of $17.12 per Share represents a compelling premium of approximately (i) 34% compared to the closing price of the Company common stock of $12.75 per share on September 8, 2025, the last full trading day prior to the date of the Board of Directors meeting, (ii) 35% compared to the volume weighted average price of the Company common stock of $12.66 per share for the 30-calendar day period ended September 8, 2025 and (iii) 40% compared to the volume weighted average price of the Company common stock of $12.26 per share for the 90-calendar day period ended September 8, 2025;

•

the belief that the potential values, benefits, risks and uncertainties facing the Company stockholders associated with possible strategic alternatives to the Offer and the Merger (including possible alternative business combinations and scenarios involving the possibility of remaining a standalone publicly traded company), and the timing, risks and likelihood of accomplishing such alternatives, taking into account the Board’s belief that there were likely no other potential strategic acquirors or other parties that would be reasonably likely to engage in a transaction in the near term at a price greater than the price being offered by RaceTrac;

•

the belief that, following multiple increases to the Offer Price of $13.50 per Share in the May Offer to $17.12 per Share at the end of the negotiations, the Offer Price of $17.12 per Share was an attractive price and the highest price that RaceTrac was willing to pay as of the date of execution of the Merger Agreement;

•

the financial analysis of the Offer Price reviewed by Piper Sandler with the Board of Directors as well as the opinion of Piper Sandler rendered to the Board of Directors on September 9, 2025, to the effect that, as of that date and based upon and subject to the various qualifications and assumptions as described in its opinion, the Offer Price to be paid to holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than holders of Owned Company Shares and Dissenting Company Shares), as set forth in such opinion as more fully described below in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation — Opinion of Piper Sandler & Co.;”

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the risk of losing the favorable opportunity with RaceTrac in the event the Company pursued a higher price or in the event the Company sought to pursue discussions with other third parties who may be interested in pursuing a strategic transaction with the Company prior to entry into the Merger Agreement and the potential negative effect that such a process might have on the Company’s business;

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the Board of Directors’ familiarity with the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the Company’s potential for, and risks and uncertainties relating to, future growth and value creation, and the negative impact of the Company’s valuation of its lack of scale; and

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the execution risks associated with continued independence, including the “Risk Factors” set forth in the Company’s Form 10-K for the year ended December 29, 2024, the Form 10-Q for the period ended June 25, 2025, and subsequent reports filed with the SEC.

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Cash Consideration; Certainty of Value. The fact that the merger consideration consists solely of cash, providing the Company’s stockholders with certainty, immediate value and liquidity upon consummation of the Offer and the Merger, and does not expose them to any future risks related to the future growth and value creation of the Company’s business or macroeconomic conditions, as compared to the Company remaining independent;

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Other Strategic Alternatives. The Board of Directors’ belief, after a thorough review of any other potential strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis and executing acquisitions of other counterparties), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value and the Board of Directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for its stockholders, taking into account risks of execution as well as business, competitive, industry, regulatory and market risks;

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Management Forecasts. The fact that the Board of Directors considered certain forecasts for the Company on a stand-alone basis prepared by senior management of the Company, which reflected various assumptions of the Company’s senior management, including the belief that, if the Company did not enter into the Merger Agreement, there could be a considerable period of time before the trading price of the Shares would reach and sustain the Offer Price of $17.12 (even assuming full realization of the management forecasts). For further discussion, see “Item 4. Certain Unaudited Prospective Financial Information;”

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company did not accept RaceTrac’s proposed transaction (as provided for in the Merger Agreement), including the attractive valuation represented by the Offer Price, it may not have another opportunity to do so on comparable terms or another comparable opportunity;

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Speed of Consummation. The fact that the Offer and the Merger are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

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High Likelihood of Closing and Low Likelihood of Regulatory Impediment. The belief of the Board of Directors that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited in number and scope, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining the required clearance under the HSR Act, along with RaceTrac’s commitment to pursue clearance under the HSR Act, (iv) the experience, reputation and financial capabilities of RaceTrac and (v) the Termination Date of March 9, 2026 (subject to one automatic extension to July 9, 2026 under certain circumstances), which the Board of Directors believed to be sufficient time to complete the Offer and the Merger;

•	Cooperation. The fact that the Merger Agreement requires RaceTrac and Purchaser to use their reasonable efforts to consummate the Offer and the Merger;

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No Financing Condition; Remedies. The fact that the Transactions are not subject to a financing condition and that RaceTrac has represented that it or Purchaser will, as of the closing of the Merger, have available sufficient funds to consummate the Transactions on the terms contemplated by the Merger Agreement and to perform their respective obligations under the Merger Agreement, including the payments required thereunder, and that if RaceTrac does not consummate the Offer and the Merger in breach of its obligations under the Merger Agreement, the Company would be entitled to specific performance of RaceTrac’s and Purchaser’s obligations under the Merger Agreement, subject to the terms set forth in the Merger Agreement;

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Advisors. The fact that the Company’s legal and financial advisors were involved throughout the process and negotiations and updated the Board of Directors directly and regularly, which provided the Board of Directors with additional perspectives on the negotiations in addition to those of the Company’s management;

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Successful Negotiations with RaceTrac. The enhancements that the Company and its advisors were able to obtain in the original offer from RaceTrac on May 15, 2025, as a result of the arm’s-length negotiations with RaceTrac, including the multiple increases to the Offer Price of $13.50 per Share in the May Offer to $17.12 per Share at the end of the negotiations, and the belief that, after these negotiations, the Offer Price of $17.12 per Share was an attractive price and the highest price that RaceTrac was willing to pay as of the date of execution of the Merger Agreement and the terms of the Merger Agreement include the most favorable terms to the Company, in the aggregate, to which RaceTrac would be willing to agree and taken as a whole, and the fact that, the comprehensive terms of the Merger Agreement, including the respective representations, warranties, covenants and termination rights and fees of the parties, as finally negotiated, are reasonable and customary;

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Unanimous Board Determination. The fact that the Board of Directors was unanimous in its determination that the Offer and the Merger are in the best interests of the Company’s stockholders and its recommendation that the Company’s stockholders tender their shares in the Offer;

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Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee to RaceTrac of $19.8 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

•	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Company common stock;

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Tender and Support Agreement. The fact that the Company’s directors and officers agreed to tender their Shares, comprising approximately 10.2% of the outstanding Shares, in the Offer and enter into a Tender and Support Agreement with Parent and the Company;

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Appraisal Rights. The fact that stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL;

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or valid waiver of a number of conditions. However, RaceTrac and Purchaser are required to extend the Offer beyond the initial Offer Expiration Time (but not beyond the earlier to occur of (i) March 9, 2026, or, in certain circumstances, July 9, 2026, and (ii) the valid termination of the Merger Agreement) on one or more occasions if, at the then-scheduled Offer Expiration Time, any condition to the Offer has not been satisfied or waived, in consecutive periods of up to 10 business days each;

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Current Macroeconomic Conditions. The current state of the U.S. and global economies, including increased volatility in the credit, financial and stock markets, global inflation trends, geopolitical risks, current interest rates, and the current and potential impact of these conditions in both the near term and long term on the Company’s industry and the price of the Company’s common stock; and

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Business Operation Flexibility. The fact that the Company has sufficient operating flexibility under the terms of the Merger Agreement to conduct its business in the ordinary course prior to the consummation of the Offer and the Merger.

Considerations against and risks associated with the proposed Transactions:

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Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

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Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with customers, vendors, franchisees, business partners, management and employees and the time and effort of the Company’s management required to complete the Offer and the Merger, which may disrupt the Company’s business operations and may have a negative effect on its financial results;

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Prohibition Against Solicitations; Termination Fee. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay RaceTrac a termination fee equal to $19.8 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Closing Conditions; Termination Rights. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control and the fact that ReaceTrac may terminate to Merger Agreement under certain limited circumstances outside of the Company’s control, without the payment of any reverse termination fee;

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Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Company common stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;

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Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

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Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger;

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Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions, many of which are payable whether or not the Offer or the Merger are completed, and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed; and

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Interests of the Board of Directors and Management. The fact that some of our directors and executive officers have interests in the transactions contemplated by the Merger Agreement, as described in the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company,” that are different from, or in addition to, those of the Company’s stockholders. The Board of Directors was aware of these interests and considered them at the time it approved the Merger Agreement and made its recommendation to the Company’s stockholders.

The Board of Directors believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Board of Directors and management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board of Directors applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Board of Directors, Company stockholders should be aware that certain of our directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The members of the Board of Directors were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders, and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Certain Unaudited Prospective Financial Information

Important Information Concerning the Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to its future performance, revenue, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates, including the difficulty of predicting general economic and market conditions, though the Company has in the past provided investors with financial guidance covering certain operating measures and expenses, which it may update from time to time during the relevant year. In connection with its evaluation of the Transactions (including the Offer and the Merger), the Company’s management prepared unaudited, non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions, for the fiscal years 2025 through 2029 (the Preliminary Projections and the Updated Projections (each as defined below), collectively, the “Projections”), which were prepared and updated by the Company’s management at the direction of the Board of Directors, reviewed and discussed with the Board of Directors and approved by the Board of Directors for use by Piper Sandler (as described under the heading “Item 4 — The Solicitation or Recommendation — Background of the Offer and Merger; Reasons for Recommendation”). The Board of Directors used the Projections to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement, and whether to recommend that Company stockholders accept the Offer.

The Projections were prepared by the Company’s management based on estimates they reasonably believed to be achievable. The Projections reflect numerous assumptions and estimates including with respect to the Company’s business, financial condition and results of operations, industry performance, general business, economic, market and financial conditions and other matters. In particular, the Company’s management considered the following hypothetical assumptions with respect to the development of both the Projections:

•	The Projections assume same-store sales growth rates of 3.5% in fiscal year 2025 and 4% in each fiscal year from 2026 through 2029.

•	The Projections assume a price growth rate of 3% in each fiscal year from 2025 through 2029.

•	The Projections assume a shop traffic growth rate of 0.5% in fiscal year 2025 and 1% in each fiscal year from 2026 through 2029.

•	The Preliminary Projections assume a food and paper expense inflation assumption of 3% in fiscal year 2025 and 3% in each fiscal year from 2026 through 2029.

•	The Updated Projections assume a food and paper expense inflation assumption of 2.3% in fiscal year 2025 and 3% in each fiscal year from 2026 through 2029.

•	The Preliminary Projections assume a labor expense inflation assumption of 2.2% in fiscal year 2025 and 3% in each fiscal year from 2026 through 2029.

•	The Updated Projections assume a labor expense inflation assumption of 2.0% in fiscal year 2025 and 3% in each fiscal year from 2026 to 2029.

•	The Projections assume a shop occupancy inflation assumption of 2.5% in fiscal year 2025, 3% in fiscal year 2026 and 2.5% in each fiscal year from 2027 through 2029.

•	The Projections assume a shop operating expense inflation assumption of 2.4% in fiscal year 2025 and 2% in each fiscal year from 2026 through 2029.

•	The Projections assume a general and administrative expense inflation assumption of 3% in fiscal year 2025 and 3% in each fiscal year from 2026 through 2029.

•

The Preliminary Projections assume net new shop openings (inclusive of Company-operated and franchised shops) of 33 shops in fiscal year 2025, 84 shops in 2026 and 119 shops in each fiscal year from 2027 through 2029.

•

The Updated Projections assume net new shop openings (inclusive of Company-operated and franchised shops) of 29 shops in fiscal year 2025, 88 shops in 2026 and 119 shops in each fiscal year from 2027 through 2029.

In March 2025, the Company’s management provided the Board of Directors and Piper with prospective financial projections covering the Company’s preliminary actual financial results through the first fiscal quarter of fiscal year 2025 and estimates of management’s expectations for the second through fourth fiscal quarters of fiscal year 2025 and each fiscal year from 2026 through 2029 (the “Preliminary Projections”). The Preliminary Projections were subsequently provided to RaceTrac in April 2025 in connection with its due diligence review of a potential transaction with the Company. The Preliminary Projections are summarized below:

($ in millions)	2025E	2026E	2027E	2028E	2029E
Total Revenue	$487.1	$527.1	$584.6	$652.7	$725.4
Adjusted EBITDA(1)	$28.9	$36.0	$47.6	$62.4	$80.5
Adjusted Operating Income(2)	$15.7	$18.7	$27.9	$40.4	$56.0
Free Cash Flow(3)	$(2.4)	$(0.4)	$12.1	$23.9	$32.2

(1)

“Adjusted EBITDA” is defined as net income attributable to Potbelly Corporation plus income tax (benefit) expense, plus interest expense, plus depreciation expense, and plus impairment, loss on disposal of property and equipment and shop closures, plus loss (gain) on franchise growth acceleration initiatives activities, plus legal settlements, and plus strategic initiative costs.

(2)	“Adjusted Operating Income” represents Adjusted EBITDA less depreciation and amortization expense and less impairment, loss on disposal of property and equipment and shop closures.
(3)

“Free Cash Flow” represents Adjusted EBITDA less dark rent expense and shop closure costs, less income taxes, add non-cash rent, less net capital expenditures and less the change in net working capital. Free Cash Flow was calculated by the Company’s financial advisor based on the Projections provided by the Company’s management.

Following the end of the Company’s second fiscal quarter of fiscal year 2025, the Company provided the Board of Directors, Piper Sandler and RaceTrac in August 2025 with updated prospective financial projections, which incorporated the Company’s actual financial results through the second fiscal quarter of fiscal year 2025 and updated estimates of management’s expectations for the third and fourth fiscal quarters of fiscal year 2025, as well as revised estimates of management’s expectations for each fiscal year from 2026 through 2029 (the “Updated Projections”). As directed by the Board of Directors, Piper Sandler used the Updated Projections in connection with its financial analyses and opinion. The Updated Projections are summarized below:

($ in millions)	LTM Q2 2025A	2025E	2026E	2027E	2028E	2029E
Total Revenue	$469.1	$483.1	$522.5	$580.7	$648.5	$720.7
Adjusted EBITDA(1)	$27.6	$29.2	$35.9	$47.6	$62.4	$80.4
Adjusted Operating Income(2)	$12.4	$12.3	$15.2	$25.6	$39.1	$55.6
Free Cash Flow(3)	$1.5	$(1.6)	$(1.5)	$12.3	$25.8	$32.2

(1)

“Adjusted EBITDA” is defined as net income attributable to Potbelly Corporation plus income tax (benefit) expense, plus interest expense, plus depreciation expense, and plus impairment, loss on disposal of property and equipment and shop closures, plus loss (gain) on franchise growth acceleration initiatives activities, plus legal settlements, and plus strategic initiative costs.

(2)	“Adjusted Operating Income” represents Adjusted EBITDA less depreciation and amortization expense and less impairment, loss on disposal of property and equipment and shop closures.
(3)

“Free Cash Flow” represents Adjusted EBITDA less dark rent expense and shop closure costs, less income taxes, add non-cash rent, less net capital expenditures and less the change in net working capital. Free Cash Flow was calculated by the Company’s financial advisor based on the Projections provided by the Company’s management.

Additional Information Concerning the Unaudited Prospective Financial Information

The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to the Projections that were made available to the Board of Directors and Piper Sandler and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial Projections to be material or to be necessarily predictive of actual future results, and these Projections should not be relied upon as such. The Projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Projections are forward-looking statements.

The Projections contain non-GAAP financial measures including Adjusted EBITDA, Adjusted Operating Income and Free Cash Flow. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Adjusted EBITDA, Adjusted Operating Income and Free Cash Flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. Financial measures provided to a financial advisor are excluded from the SEC’s rules concerning non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this Schedule 14D-9, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Projections.

No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The Deloitte & Touche LLP report included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder (or any other person or entity) regarding the information included in the Projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model, which assumptions and estimates may not prove to have been, or may no longer be, accurate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, competition; the effectiveness of the Company’s marketing strategies; general economic conditions including any impact from inflation; the Company’s ability to successfully implement its business strategy; the success of the Company’s franchisees; the success of the Company’s initiatives to increase sales and traffic, including the success of the Company’s franchising initiatives; changes in commodity, energy, labor and other costs; compliance with covenants in the Company’s credit facility; the Company’s ability to attract and retain management and employees and adequately staff its restaurants; consumer reaction to industry-related public health issues and perceptions of food safety; the Company’s ability to manage its growth; reputational and brand issues; price and availability of commodities; consumer confidence and spending patterns; weather conditions; and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2024, and its Quarterly Report on Form 10-Q for the quarter ended June 25, 2025, and described under the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Projections is not factual and should not be relied upon as being necessarily indicative of actual future results.

The Projections were developed by the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Projections do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Projections do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Additional Information Concerning the Unaudited Prospective Financial Information

The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to the Projections that were made available to the Board of Directors and Piper and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial Projections to be material or to be necessarily predictive of actual future results, and these Projections should not be relied upon as such. The Projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Projections are forward-looking statements.

The Projections contain non-GAAP financial measures including Adjusted EBITDA and Adjusted Operating Income. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Adjusted EBITDA and Adjusted Operating Income should not be considered as an alternative to operating income or net income as a measure of operating performance or profitability. Financial measures provided to a financial advisor are excluded from the SEC’s rules concerning non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this Schedule 14D-9, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, the Company has not provided a reconciliation of any financial measures included in the Projections.

No independent registered public accounting firm provided any assistance in preparing the Projections. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Projections. The Deloitte & Touche LLP report included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Projections and should not be read to do so.

By including the Projections in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder (or any other person or entity) regarding the information included in the Projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections.

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model, which assumptions and estimates may not prove to have been, or may no longer be, accurate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, competition; the effectiveness of the Company’s marketing strategies; general economic conditions including any impact from inflation; the Company’s ability to successfully implement its business strategy; the success of the Company’s franchisees; the success of the Company’s initiatives to increase sales and traffic, including the success of the Company’s franchising initiatives; changes in commodity, energy, labor and other costs; compliance with covenants in the Company’s credit facility; the Company’s ability to attract and retain management and employees and adequately staff its restaurants; consumer reaction to industry-related public health issues and perceptions of food safety; the Company’s ability to manage its growth; reputational and brand issues; price and availability of commodities; consumer confidence and spending patterns; weather conditions; and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2024, and its Quarterly Report on Form 10-Q for the quarter ended June 25, 2025, and described under the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” The Projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Projections is not factual and should not be relied upon as being necessarily indicative of actual future results.

The Projections were developed by the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Projections do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Projections do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Projections.

Opinion of Piper Sandler & Co.

Pursuant to an engagement letter dated April 9, 2025, the Company retained Piper Sandler to evaluate strategic alternatives and, if requested, deliver its opinion as to the fairness, from a financial point of view, to the holders of shares of Company common stock of the consideration to be received pursuant to the Merger Agreement. At a meeting of the Board of Directors on September 9, 2025, Piper Sandler issued its oral opinion to the Board, later confirmed in a written opinion of the same date, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Sandler considered relevant, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company common stock as of the date of the opinion.

The full text of the written opinion of Piper Sandler, dated September 9, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler in rendering its opinion, is attached as Annex I. The Piper Sandler opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to the holders of shares of Company common stock. Piper Sandler’s opinion was directed solely to the Board in connection with its consideration of the Merger Agreement and was not intended to be, and does not constitute, a recommendation to any holder of shares of Company common stock as to how such holder should act with respect to the Merger or any other matter. Piper Sandler’s opinion was approved for issuance by the Piper Sandler opinion committee and Piper Sandler has consented to the disclosure of its opinion in this Schedule 14D-9.

In connection with rendering the opinion described above and performing its financial analyses, Piper Sandler, among other things:

•	reviewed and analyzed the financial terms of the Merger Agreement;

•	reviewed the Tender and Support Agreement;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information furnished to Piper Sandler by Company management relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, including the Projections provided by Company management;

•

conducted discussions with members of senior management and representatives of the Company concerning the two immediately preceding matters described above, as well as its business and prospects before and after giving effect to the Merger;

•	reviewed the current and historical reported prices and trading activity of the shares of Company common stock and similar information for certain other companies that Piper Sandler deemed relevant;

•	compared the financial performance of the Company with that of certain other publicly traded companies that Piper Sandler deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain precedent transactions that Piper Sandler deemed relevant in evaluating the merger; and

•	conducted such other analyses, examinations and inquiries and considered such other financial, macroeconomic and market criteria as Piper Sandler deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Sandler in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Board at a meeting held on September 9, 2025. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Sandler or of its presentation to the Board on September 9, 2025. You are urged to, and should, read the Piper Sandler opinion in its entirety and this summary is qualified in its entirety by the written opinion of Piper Sandler attached as Annex I hereto, which is incorporated herein.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Sandler. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Sandler or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 8, 2025 and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Sandler calculated (i) the Company’s equity value implied by the Merger Consideration to be approximately $565.7 million, based on approximately 33.0 million shares of Company common stock and common stock equivalents estimated to be outstanding as of September 8, 2025 as provided by Company management, consisting of in-the-money options (calculated using the treasury stock method), in-the-money warrants (calculated using the treasury stock method), restricted stock units, and performance stock units, and (ii) the Company’s enterprise value (for the purposes of this analysis, implied enterprise value equates to implied equity value less cash and cash equivalents of $16.2 million and plus non-controlling interest of ($0.3) million as of June 29, 2025 (the end of the Company’s second fiscal quarter of fiscal year 2025), referred to as “EV,” to be approximately $549.3 million. The EV implies a 19.9x multiple relative to the LTM Q2 2025 adjusted EBITDA as set forth in the Updated Projections.

Financial Analyses

Selected Public Companies Analysis. Piper Sandler reviewed certain publicly available financial, operating and stock market information of the Company and the following selected U.S. publicly traded companies in the limited service restaurant industry that Piper Sandler deemed relevant. Piper Sandler selected companies based on information obtained by searching SEC filings, publicly available disclosures and company presentations, press releases, and other sources and by applying the following criteria:

•	companies that have a market capitalization greater than $100.0 million

•	companies that have estimated calendar year 2025 EBITDA less than $300.0 million; and

•	companies that have estimated calendar year 2025 year-over-year unit growth rates less than 15.0%.

Based on these criteria, Piper Sandler identified and analyzed the following five selected companies:

•	El Pollo Loco Holdings, Inc.

•	Jack in the Box Inc.

•	Krispy Kreme, Inc.

•	Papa John’s International, Inc.

•	Portillo’s Inc.

For the selected public companies analysis, Piper Sandler calculated the following valuation multiples for the Company, including as implied by the Merger Consideration, and the selected companies:

•

Enterprise value (which is defined as fully diluted equity value, based on closing prices per share on September 8, 2025, plus total debt, finance lease obligations, preferred equity, and non-controlling interests (as applicable) less total cash and cash equivalents) as a multiple of earnings before interest, taxes, depreciation and amortization and publicly disclosed non-recurring adjustments, referred to as “EBITDA,” (as set forth in the Updated Projections for the Company) for estimated calendar year 2025; and

•	Enterprise value as a multiple of EBITDA (as set forth in the Updated Projections for the Company) for estimated calendar year 2026.

Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company was based on publicly available information and the Updated Projections furnished to Piper Sandler by Company management.

The results of this analysis are summarized as follows:

Merger Consideration Implied Multiple:		Implied Multiple Reference Ranges:
EV / CY 2025E EBITDA	EV / CY 2026E EBITDA	EV / CY 2025E EBITDA	EV / CY 2026E EBITDA
18.8x	15.3x	6.7x – 14.8x	6.4x – 12.0x

Merger	Implied Equity Value per Share Reference Ranges:
Consideration	EV / CY 2025E EBITDA	EV / CY 2026E EBITDA
$17.12	$6.70 – $13.63	$7.76 – $13.62

No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected companies, Piper Sandler made judgments and assumptions with regard to industry performance, general business, macroeconomic, market and financial conditions and other matters.

Selected Precedent Transactions Analysis. Piper Sandler reviewed precedent transactions involving target companies in the U.S. limited service restaurant industry that Piper Sandler deemed relevant. Piper Sandler selected these transactions based on information obtained by searching SEC filings, publicly available disclosures and company presentations, press releases, and other sources and by applying the following criteria:

•	transactions in which the acquiring company purchased a controlling interest of the target;

•	transactions that were announced or completed between January 1, 2015 and the date of Piper Sandler’s opinion and subsequently closed or were in process of closing;

•	targets with transaction enterprise values greater than $100.0 million;

•	targets with LTM EBITDA less than $300.0 million; and

•	targets that have year-over-year unit growth rates less than 15.0% at the time of transaction.

Based on these criteria, Piper Sandler identified and analyzed the following 18 selected transactions ordered by recency:

Target	Acquiror
Philz Coffee	Freeman Spogli & Co.
Fiesta Restaurant Group	Authentic Restaurant Brands
Del Taco Restaurants	Jack in the Box
Firehouse Restaurant Group	Restaurant Brands International
The Habit Restaurants	Yum! Brands
Papa Murphy’s Holdings	MTY Food Group
Global Franchise Group	Lion Capital, Serruya Private Equity
Bojangles’	Durational Capital, The Jordan Company
Sonic Corp.	Inspire Brands
Zoe’s Kitchen	CAVA Group
Jamba	FOCUS Brands
Qdoba Restaurant Corporation	Apollo Global Management
Cafe Rio Mexican Grill	Freeman Spogli & Co.
Checkers & Rally’s Restaurants	Oak Hill Capital Partners
Popeyes Louisiana Kitchen	Restaurant Brands International
Kahala Brands	MTY Food Group
Krispy Kreme Doughnuts	JAB Holding Company
Del Taco Holdings	Levy Acquisition Corp.

Piper Sandler reviewed transaction enterprise values of the selected transactions, calculated, to the extent publicly available, as the purchase price paid for the target involved in such transactions plus total debt, finance lease obligations, preferred equity, and non-controlling interests (as applicable) less total cash and cash equivalents, as a multiple of EBITDA (as set forth in the Updated Projections for the Company) for the LTM as of the applicable announcement dates of such transactions.

Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of the Company was based on publicly available information and the Updated Projections furnished to Piper Sandler by Company management.

The results of this analysis are summarized as follows:

Merger Consideration Implied Multiple: EV / LTM EBITDA	Implied Multiple Reference Range: EV/ LTM EBITDA
19.9x	5.3x – 20.9x

Merger Consideration	Implied Equity Value per Share Reference Range: EV/ LTM EBITDA
$17.12	$5.17 – $17.96

No transaction utilized in the selected precedent transactions analysis is identical to the Company. In evaluating the selected transactions, Piper Sandler made judgments and assumptions with regard to industry performance, general business, macroeconomic, market and financial conditions and other matters.

Discounted Cash Flow Analysis. Using a discounted cash flows analysis, Piper Sandler calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected unlevered free cash flows from second half of fiscal 2025 (consisting of the third and fourth fiscal quarters of fiscal 2025) to fiscal year 2029, discounted back to June 29, 2025 (the end of the Company’s second fiscal quarter 2025), based on the Updated Projections furnished to Piper Sandler by the Company, and (ii) a terminal value at fiscal year 2029 based upon EBITDA exit multiples, discounted back to June 29, 2025. The unlevered free cash flows for each year were calculated from the Updated Projections as: adjusted EBITDA less dark rent expense and shop closure costs, less income taxes, add non-cash rent, less net capital expenditures and less the change in net working capital.

In addition, stock-based compensation was treated as a cash expense for purpose of determining unlevered free cash flow. The terminal values of the Company were calculated by applying the Company’s fiscal year 2029 adjusted EBITDA to a selected range of EBITDA exit multiples of 10.3x to 12.3x, with a mid-point of 11.3x, based on the median of the selected precedent transactions analysis.

Piper Sandler performed discounted cash flow analyses by calculating the range of net present values for each period from second half of fiscal 2025, consisting of the third and fourth fiscal quarters 2025, to fiscal year 2029 based on a discount rate ranging from 12.8% to 17.8%, with a mid-point of 15.3%, reflecting estimates of the Company’s weighted average cost of capital. Piper Sandler derived these discount rates by application of the capital asset pricing model, which requires certain Company-specific inputs, including a market capitalization size risk premium, as well as certain financial metrics for the United States financial markets generally.

This analysis indicated the following approximate implied equity value per share reference ranges for the Company, as compared to the Merger Consideration:

Merger Considerations	Implied Equity Value per Share Reference Range:
$17.12	$13.86 – $19.37

Other Information

Piper Sandler observed certain additional information that was not considered part of its financial analysis for its fairness opinion but was noted solely for reference only, including the following:

Historical Company Trading Analysis. Piper Sandler analyzed the Merger Consideration to be paid to the holders of shares of Company common stock pursuant to the Merger Agreement in relation to (1) the spot price per share on September 8, 2025, the last full trading day prior to the meeting of the Board of Directors (2) the spot price per share for the preceding 7-day, 30-day, 60-day, 90-day, one-year, two-year, and three-year period ended September 8, 2025, and (3) the volume weighted average price per share, referred to as “VWAP,” for the preceding 7-day, 30-day, 60-day, 90-day, one-year, two-year, and three-year period ended September 8, 2025. For purposes of the analysis, the VWAP is calculated based off each trading day’s closing share price. The analysis indicated that the Merger Consideration to be paid to the holders of shares of Company common stock pursuant to the Merger Agreement represented:

•	a premium of 34.3% based on the spot price per share of $12.75 on September 8, 2025, the last full trading day prior to the meeting of the Board of Directors;

•	a premium of 35.1% based on the spot price per share of $12.67 on September 2, 2025, the preceding 7-day period ended September 8, 2025;

•	a premium of 36.4% based on the spot price per share of $12.55 on August 8, 2025, the preceding 30-day period ended September 8, 2025;

•	a premium of 35.4% based on the spot price per share of $12.64 on July 11, 2025, the preceding 60-day period ended September 8, 2025;

•	a premium of 55.9% based on the spot price per share of $10.98 on June 11, 2025, the preceding 90-day period ended September 8, 2025;

•	a premium of 125.6% based on the spot price per share of $7.59 on September 9, 2024, the preceding one-year period ended September 8, 2025;

•	a premium of 117.3% based on the spot price per share of $7.88 on September 8, 2023, the preceding two-year period ended September 8, 2025;

•	a premium of 203.0% based on the spot price per share of $5.65 on September 9, 2022, the preceding three-year period ended September 8, 2025;

•	a premium of 35.8% based on the VWAP for the 7-day period ended September 8, 2025 of $12.61;

•	a premium of 35.2% based on the VWAP for the 30-day period ended September 8, 2025 of $12.66;

•	a premium of 37.7% based on the VWAP for the 60-day period ended September 8, 2025 of $12.43;

•	a premium of 39.6% based on the VWAP for the 90-day period ended September 8, 2025 of $12.26;

•	a premium of 62.9% based on the VWAP for the one-year period ended September 8, 2025 of $10.51;

•	a premium of 67.7% based on the VWAP for the two-year period ended September 8, 2025 of $10.21; and

•	a premium of 76.1% based on the VWAP for the three-year period ended September 8, 2025 of $9.72.

Premiums Paid Analysis. Piper Sandler reviewed publicly available information for selected completed or pending precedent transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction (which represent undisturbed trading prices to the extent publicly available and applicable). Piper Sandler selected these transactions from the SEC database and applied, among others, the following criteria:

•	companies operating in the broader U.S. consumer industry, including apparel, consumer products, consumer services, food & beverage, restaurants and retail; and

•	transactions that were announced between January 1, 2018 and the date of Piper Sandler’s fairness opinion and subsequently closed or were in process of closing.

Piper Sandler performed premiums paid analyses on 56 transactions that satisfied these criteria. Piper Sandler calculated, for this period, the premia represented by the prices per share paid in these transactions relative to the target companies’ (x) one-day spot and (y) 30-day VWAP prior to announcement (which represented undisturbed trading prices to the extent publicly available and applicable). The overall low to high acquisition premia observed for these transactions were 3.0% to 136.8% (with a median of 34.0%) for the one-day spot and 5.7% to 128.3% (with a median of 33.1%) for the 30-day VWAP. This analysis indicated the following approximate implied equity value per share reference ranges for the Company, as compared to the Merger Consideration:

Merger	Implied Equity Value per Share Reference Ranges:
Consideration	One-Day Spot	30-Day VWAP
$17.12	$13.13 – $30.19	$13.38 – $28.90

52-Week Trading Analysis. Piper Sandler analyzed the Merger Consideration to be paid to the holders of shares of Company common stock pursuant to the Merger Agreement in relation to the Company’s 52-week low and high trading as of September 8, 2025, the last full trading day prior to the meeting of the Board of Directors.

Merger Consideration	Company 52-Week Trading Low and High Range:
$17.12	$7.38 – $13.30

Miscellaneous. The summary set forth above does not contain a complete description of the analyses performed by Piper Sandler but does summarize the material analyses performed by Piper Sandler in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Sandler believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Sandler opinion. In arriving at its opinion, Piper Sandler considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Sandler made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Sandler’s view of the actual value of the shares of Company common stock.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the transactions contemplated by the Merger Agreement, including the Merger. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Sandler performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, Piper Sandler made numerous assumptions with respect to the capital markets, industry performance, general business and macroeconomic conditions and other matters. Certain of the analyses performed by Piper Sandler are based upon forecasts of future results furnished to Piper Sandler by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Sandler does not assume responsibility if future results are materially different from forecasted results.

Piper Sandler’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement and recommend that the shareholders tender shares in connection with the Merger. The above summary does not purport to be a complete description of the analyses performed by Piper Sandler in connection with the opinion or of its presentation to the Board on September 9, 2025 and is qualified in its entirety by reference to the written opinion of Piper Sandler attached as Annex I hereto.

Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of the Company that the financial information provided to Piper Sandler was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Sandler’s opinion, Piper Sandler assumed that with respect to the Projections and other forward-looking information reviewed by Piper Sandler, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Sandler expressed no opinion as to any such Projections or forward-looking information or the assumptions on which they were based. Piper Sandler relied, with the Company’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the transactions contemplated by the Merger Agreement.

Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not adversely affect the Company or the contemplated benefits of the Merger.

In arriving at its opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities of the Company (fixed, contingent or other) and was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler in connection with its opinion were going concern analyses and Piper Sandler expressed no opinion regarding the liquidation value of the Company or any other entity. Piper Sandler undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates was a party or may be subject, and, at the direction of the Company and with its consent, made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

Piper Sandler’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Sandler expressed no opinion as to the price at which the shares of Company common stock may trade following announcement of the Merger or at any future time. Piper Sandler did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Sandler’s opinion addressed solely the fairness, from a financial point of view, to holders of the shares of Company common stock of the Merger Consideration, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Piper Sandler was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Merger Consideration, any other terms contemplated by the Merger Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of shares Company common stock or with respect to the fairness of any such compensation.

Information About Piper Sandler

As a part of its investment banking business, Piper Sandler is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board selected Piper Sandler to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.

Piper Sandler acted as a financial advisor to the Company in connection with the Merger and will receive a fee, currently estimated to be approximately $6.9 million from the Company. A significant portion of Piper Sandler’s fee is contingent upon consummation of the Merger, and $1.0 million of such fee has been earned by Piper Sandler for rendering its fairness opinion and is creditable against the total fee. The opinion fee was not contingent upon the consummation of the Merger or the conclusions reached in Piper Sandler’s opinion. The Company has also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with its services. Piper Sandler is currently engaged as financial advisor for the Company and the Board of Directors in connection with the Company’s review of strategic alternatives. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Company for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to the Company or the Parent or entities that are affiliated with the Company or the Parent, for which Piper Sandler would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s research department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the opinions of Piper Sandler’s investment banking personnel.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer and have entered into a Tender and Support Agreement pursuant to which each has agreed, in their capacity as a stockholder of the Company, to tender all of their Shares, as well as any additional Shares they may acquire, to Purchaser in the Offer, and as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Purchaser and Parent and their Affiliates — Tender and Support Agreement.”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

On April 9, 2025, the Company entered into an engagement letter with Piper pursuant to which Piper was formally engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, Piper provided the Company with financial advisory services and the Board of Directors with a financial opinion, described under the section entitled “— Opinion of Piper Sandler & Co.” and attached as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay Piper for its financial advisory services in connection with the Transactions an aggregate fee based upon a percentage of the transaction value of the Transaction, which fee is estimated as of the date of this Schedule 14D-9 to be approximately $6.9 million, $1 million of which became payable upon delivery of Piper’s opinion to the Board of Directors and the remainder of which is payable contingent upon the closing of the Transactions. The Company has also agreed to reimburse Piper for its reasonable, documented and out-of-pocket expenses, including those of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Piper and its affiliates, and its and their respective past, present and future partners, managers, members, directors, officers, agents, consultants, controlling persons and employees against liabilities and expenses arising out of or in connection with Piper’s engagement by the Company.

The information set forth in “Item 4. The Solicitation or Recommendation” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company’s directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Pursuant to the Merger Agreement, the Company has agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. In addition, it has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Golden Parachute Compensation,” which is incorporated by reference herein.

Conditions of the Offer

The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On September 9, 2025, the Board unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL.

If the Minimum Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 15 — “Conditions of the Offer” of the Offer to Purchase, and the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states.

In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in Item 4 above, and Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Therefore, and assuming the truth of that representation, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and who have not otherwise waived appraisal rights, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to seek appraisal of their Shares and to receive payment in cash for the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court may be greater than, the same as, or less than the Offer Price.

The following is a brief summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). In the event of any inconsistency between the information contained in this summary and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 of the DGCL and in this summary to a “stockholder” or a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps set forth in Section 262 of the DGCL and summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by reference to, Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent or surviving corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or surviving corporation, and is required to include in such notice either a copy of Section 262 or information directing the stockholder to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is September 23, 2025), demand in writing and deliver to the Company at the address indicated below, the appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer or otherwise vote in favor of or consent to the Merger;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger on or within 10 days after the effective date of the Merger to all the Company’s stockholders who are entitled to appraisal rights and demanded appraisal in writing (in accordance with the first bullet above), as required by Section 262(d)(2) of the DGCL. However, only stockholders who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.

Written Demand for Appraisal

All written demands for appraisal should be addressed to Potbelly Corporation, Attention: Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary, 500 W Madison St. Suite 1000, Chicago, Illinois 60661. The written demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the Effective Time and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all stockholders who did not tender in the Offer (or, if tendered, who subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who otherwise timely and properly demanded appraisal in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their Shares. The Company (as the Surviving Corporation) is under no obligation, and has no intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of, and not tendered into and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of a petition commencing an appraisal proceeding by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. The costs relating to these notices will be borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Where, as in the case of the Merger and the Shares, immediately before the merger the shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL (which will not be the case assuming the Merger is consummated in accordance with Section 251(h) of the DGCL pursuant to the terms of the Merger Agreement). We refer to these conditions as the “ownership conditions.”

Determination of Fair Value

After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates or, with respect to holders of uncertificated Shares, forthwith. The Delaware Court’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the effective date of the Merger, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the effective date of the Merger).

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Moreover, as summarized above, the Delaware Court must dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and in which case such stockholders will effectively lose their appraisal rights, if none of the ownership conditions are satisfied. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger Consideration either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon consummation of the Merger within 60 days after the effective date of the Merger.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262).

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT VALIDLY WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Notification and Report Form (an “HSR Filing”) under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent’s substantial compliance with that request. If the tenth calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. After that time, absent Parent’s and the Company’s agreement, the FTC and the Antitrust Division can only block the purchase of Shares in the Offer by initiating legal proceedings and obtaining a court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual states of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Under the HSR Act, each of Parent and the Company is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The deadline by which each of Parent and the Company is required to file such HSR Filings is October 7, 2025.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of the Company by Parent and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the merger agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be or have been instituted related to the merger agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility any or all of the various conditions to the consummation of the Offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; (viii) Parent’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the Company; (ix) competition; (x) the effectiveness of our marketing strategies; (xi) general economic conditions including any impact from inflation; (xii) our ability to successfully implement our business strategy; (xiii) the success of our franchisees; (xiv) the success of our initiatives to increase sales and traffic, including the success of our franchising initiatives; (xv) changes in commodity, energy, labor and other costs; (xvi) compliance with covenants in our credit facility; (xvii) our ability to attract and retain management and employees and adequately staff our restaurants; (xviii) consumer reaction to industry-related public health issues and perceptions of food safety; (xix) our ability to manage our growth; (xx) reputational and brand issues; (xxi) price and availability of commodities; (xxii) consumer confidence and spending patterns; and (xxiii) weather conditions. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 29, 2024, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The Company’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated September 23, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(2)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Form of Summary Advertisement, as published in The New York Times on September 23, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Press Release, dated September 10, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Potbelly Corporation with the Securities and Exchange Commission on September 10, 2025 (File No. 001-36104)).

(a)(8)	Excerpts from a Wall Street Journal article, published on September 10, 2025 (incorporated by reference to Exhibit 99.1 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(9)	Email from the President and Chief Executive Officer of the Company provided to employees of the Company on September 10, 2025 (incorporated by reference to Exhibit 99.2 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(10)	Email from the President and Chief Executive Officer of the Company provided to franchisees of the Company on September 10, 2025 (incorporated by reference to Exhibit 99.3 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(11)	Email from the Senior Vice President and Chief Operating Officer of the Company provided to vendors and partners of the Company on September 10, 2025 (incorporated by reference to Exhibit 99.4 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(12)	Employee FAQs, first used on September 10, 2025 (incorporated by reference to Exhibit 99.5 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(13)	Franchisee FAQs, first used on September 10, 2025 (incorporated by reference to Exhibit 99.6 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(14)	Investor FAQs, first used on September 10, 2025 (incorporated by reference to Exhibit 99.7 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 10, 2025).

(a)(15)	Employee communication posted to the Company’s intranet on September 11, 2025 (incorporated by reference to Exhibit 99.1 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 11, 2025).

(a)(16)	A screenshot of a social media post that was posted on LinkedIn on September 12, 2025 (incorporated by reference to Exhibit 99.1 to Potbelly Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on September 12, 2025).

(a)(17)	Opinion dated September 9, 2025 of Piper Sandler & Co. to the Board of Directors of Potbelly Corporation (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of September 9, 2025, by and among RaceTrac, Inc., Hero Sub Inc. and Potbelly Corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Potbelly Corporation with the Securities and Exchange Commission on September 10, 2025 (File No. 001-36104)).

(e)(2)	Tender and Support Agreement, dated as of September 9, 2025, by and among RaceTrac, Inc., Hero Sub Inc., Potbelly Corporation and the stockholders party thereto. (included as Exhibit A in the Agreement and Plan of Merger and incorporated herein by reference) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Potbelly Corporation with the Securities and Exchange Commission on September 10, 2025 (File No. 001-36104)).

(e)(3)	Confidentiality Agreement, dated as of March 18, 2025, by and between Potbelly Corporation and RaceTrac, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Executive Employment Agreement, dated April 6, 2020, between Potbelly Corporation and Steve Cirulis (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2020 (File No. 001-36104)).

(e)(5)	Executive Employment Agreement, dated July 20, 2020, between Potbelly Corporation and Robert D. Wright (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2020 (File No. 001-36104)).

(e)(6)	Executive Employment Agreement, dated August 28, 2020, between Potbelly Corporation and Adam Noyes (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2020 (File No. 001-36104).

(e)(7)	Executive Employment Agreement, dated September 30, 2019, between Potbelly Corporation and Jeff Douglas (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2021 (File No. 001-36104)).

(e)(8)	Executive Employment Agreement, dated November 11, 2020, between Potbelly Corporation and Adiya Dixon (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2021 (File No. 001-36104)).

(e)(9)	Employment Agreement Amendment between Potbelly Corporation and Robert D. Wright, dated November 2, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2022 (File No. 001-36104)).

(e)(10)	Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 4, 2025 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed by Potbelly Corporation with the Securities and Exchange Commission April 4, 2025 (File No. 001-36104)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POTBELLY CORPORATION

By:	/s/ Steven Cirulis
Name:	Steven Cirulis
Title:	Senior Vice President, Chief Financial Officer & Chief Strategy Officer

Dated: September 23, 2025

ANNEX I

OPINION OF PIPER SANDLER & CO.

50 California Street, Suite 3100, San Francisco, CA 94111
Tel: (415) 616-1600	Tel: (800) 981-1203	Fax: (415) 616-1845
Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

September 9, 2025

Board of Directors

Potbelly Corporation

500 W Madison St, Suite 1000

Chicago, IL 60606

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Potbelly Corporation (the “Company”), of the Consideration (as defined below), pursuant to a draft of the Agreement and Plan of Merger, dated as of September 9, 2025 (the “Agreement”), to be entered into among the Company, RaceTrac, Inc. (the “Acquiror”) and Hero Sub Inc. (“Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror. The Agreement provides for, among other things, the commencement by Merger Sub of a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a price per share of $17.12 in cash (the “Consideration”). Following consummation of the Offer, Merger Sub will be merged (the “Merger” and, together with the Offer, the “Transaction”) with and into the Company, pursuant to which each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury of the Company, owned by the Acquiror or owned by a stockholder who has properly exercised statutory appraisal rights under Delaware law in respect of such shares (collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated September 9, 2025; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished to us by the Company; (iv) reviewed the form Tender and Support Agreement, (the “Support Agreement”, and together with the Merger Agreement, the “Agreements” ) to be entered into by and among Acquiror, Merger Sub and the members of the board of directors of the

Company and the executive officers of the Company; (v) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (vi) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vii) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (viii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreements.

In arriving at our opinion, we have assumed that the executed Agreements will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreements and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreements without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Transaction or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Sandler’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Transaction (including whether they should tender any or all of their shares of the Company Common Stock into the Offer) or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Transaction, in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Consideration set forth in the Merger Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreements. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Consideration, or any other terms contemplated by the Agreements or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation,

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than holders of Excluded Shares), as of the date hereof.

Sincerely,

PIPER SANDLER & CO.

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